Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

GAIA PURCHASER, INC.,

GAIA MERGER SUB, INC.

and

GLOBAL BUSINESS TRAVEL GROUP, INC.

Dated as of May 2, 2026

i

3.24	Anti-Corruption Compliance	49
3.25	Government Contracts.	49
3.26	Brokers	50
3.27	Company Information	50
3.28	No Other Representations or Warranties	51

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		51

4.1	Organization; Good Standing	51
4.2	Corporate Power; Enforceability	51
4.3	Non-Contravention	52
4.4	Requisite Governmental Approvals	52
4.5	No Foreign Person	52
4.6	Legal Proceedings; Orders	53
4.7	Ownership of Company Common Stock	53
4.8	Brokers	53
4.9	Operations of Parent and Merger Sub	53
4.10	No Parent Vote or Approval Required	53
4.11	Guarantee	53
4.12	Financing	54
4.13	Stockholder and Management Arrangements	56
4.14	Solvency	57
4.15	Non-Reliance	57
4.16	Parent and Merger Sub Information.	58
4.17	No Other Representations or Warranties	58

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		58

5.1	Affirmative Obligations	58
5.2	Forbearance Covenants	59
5.3	No Solicitation	62
5.4	No Control of the Other Party’s Business	67

ARTICLE VI ADDITIONAL COVENANTS		67

6.1	Required Action and Forbearance; Efforts	67
6.2	Antitrust and Regulatory Matters	68
6.3	Proxy Statement	71
6.4	Company Stockholder Meeting	73
6.5	Financing	74
6.6	Financing Cooperation	78
6.7	Anti-Takeover Laws	83
6.8	Access	83
6.9	Section 16(b) Exemption	84
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	84
6.11	Employee Matters	87

ii

6.12	Public Statements and Disclosure	89
6.13	Transaction Litigation	90
6.14	Stock Exchange Delisting; Deregistration	90
6.15	Additional Agreements	90
6.16	Parent Vote	91
6.17	Certain Arrangements	91
6.18	FIRPTA Certificate	91

ARTICLE VII CONDITIONS TO THE MERGER		91

7.1	Conditions to Each Party’s Obligations to Effect the Merger	91
7.2	Conditions to the Obligations of Parent and Merger Sub to Effect the Merger	92
7.3	Conditions to the Company’s Obligations to Effect the Merger	92

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		93

8.1	Termination	93
8.2	Manner and Notice of Termination; Effect of Termination	95
8.3	Fees and Expenses	96
8.4	Amendment	99
8.5	Extension; Waiver	99

ARTICLE IX GENERAL PROVISIONS		99

9.1	Survival of Representations, Warranties and Covenants	99
9.2	Notices	99
9.3	Assignment	101
9.4	Confidentiality	101
9.5	Entire Agreement	102
9.6	Third Party Beneficiaries	102
9.7	Severability	102
9.8	Remedies	102
9.9	Governing Law	104
9.10	Consent to Jurisdiction	104
9.11	WAIVER OF JURY TRIAL	105
9.12	No Recourse	105
9.13	Company Disclosure Letter References	105
9.14	Financing Sources	106
9.15	Counterparts	107

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Certificate of Incorporation of the Company

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 2, 2026, by and among Gaia Purchaser, Inc., a Delaware corporation (“Parent”), Gaia Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Global Business Travel Group, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to herein as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A.         The Company Board established a special committee of the Company Board consisting only of independent and disinterested directors of the Company (the “Special Committee”) to, among other things, (i) review, consider, evaluate and negotiate this Agreement and the transactions contemplated hereby, including the Merger, (ii) provide to the Company Board recommendations with respect to the transactions contemplated hereby and (iii) take such other actions relating to or arising in connection with this Agreement and the Transactions as the Special Committee deems necessary, appropriate or advisable.

B.        The Special Committee, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, on the terms and subject to the conditions set forth herein, are fair to, advisable and in the best interests of, the Company and its stockholders and (ii) recommended that the Company Board (A) approve and declare advisable this Agreement and the transactions contemplated hereby and (B) recommend adoption of this Agreement to the Company’s stockholders (this clause (ii), the “Special Committee Recommendation”).

C.          The Company Board, acting upon the Special Committee Recommendation, has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL on the terms and subject to the conditions set forth in this Agreement; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof on the terms and subject to the conditions set forth in this Agreement.

D.          Each of the board of directors of Parent and the board of directors of Merger Sub has (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

E.        Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered a limited guarantee (the “Guarantee”) from Long Lake Management Holdings Inc., a Delaware corporation (the “Guarantor”), in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Guarantor is guaranteeing certain payment obligations of Parent and Merger Sub contained in this Agreement.

F.          As a condition and inducement to Parent and Merger Sub to enter into this Agreement, the Company and each of American Express International, Inc., BR Investors Juweel, L.P. and EG Corporate Travel Holdings LLC, in their capacity as stockholders of the Company, have simultaneously herewith entered into a Voting Agreement with the Company, Parent and Merger Sub, in substantially the form attached hereto as Exhibit A (the “Voting Agreements”).

G.         Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I
DEFINITIONS & INTERPRETATIONS

1.1         Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)         “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the date hereof; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case, containing provisions that require any counterparty thereto (and any of its Affiliates and representatives) that receive material non-public information of, or with respect to, the Company to keep such information confidential; provided that, the provisions contained therein are no less favorable in the aggregate, to the Company than the terms of the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of, or amendment to, any Acquisition Proposal; provided that, an “Acceptable Confidentiality Agreement” shall not include any provision (A) granting any exclusive right to negotiate with such counterparty, (B) prohibiting the Company from satisfying its obligations hereunder or (C) requiring the Company or its Subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses.

(b)         “Acquisition Proposal” means any offer or proposal or indication of interest (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(c)         “Acquisition Transaction” means any single transaction or series of related transactions (other than the Merger) involving:

(i)           any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock or securities of the Company representing more than 20% of the Company Common stock or aggregate voting power of equity securities of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20% of the Company Common stock or aggregate voting power of equity securities of the Company after giving effect to the consummation of such tender or exchange offer;

(ii)       any direct or indirect purchase or other acquisition by any Person or Group of more than 20% of the consolidated assets, businesses, net revenue or net income of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof), including the capital stock or other equity or voting interest in any of the Company’s Subsidiaries;

(iii)    any merger, consolidation, business combination, share exchange, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or stockholders of any such Person or Group, would hold, directly or indirectly, more than 20% of the Company Common Stock or aggregate voting power of the equity securities of the Company or more than 20% of the equity securities or aggregate voting power of the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction; or

(iv)       any combination of the foregoing types of transactions if the sum of the percentage of the consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of the Company or the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction) involved is more than 20%.

(d)          “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided that none of the Principal Stockholders or any investment funds or investment vehicles affiliated with or under common management with the Principal Stockholders, any portfolio company (as such term is commonly understood in the private equity industry) or investment of the Principal Stockholders or any other Person that, in each case, would otherwise be an Affiliate of the Principal Stockholders pursuant to this definition, shall be an “Affiliate” of the Company or any of its Subsidiaries.

(e)          “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(f)        “Business Day” means any day other than Saturday or Sunday or a day on which (i) commercial banks are authorized or required by Law to be closed in New York, New York, or (ii) solely for purposes of determining the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

(g)          “Bylaws” means the Bylaws of the Company.

(h)          “Capital Markets Issuance” means any of the following, the use of proceeds of which are for the satisfaction of all of Parent’s payment obligations under this Agreement due at the Closing: one or more issuances of non-convertible and non-exchangeable debt securities in an offering, which may consist of multiple tranches, registered under the Securities Act or in a private placement pursuant to an exemption from the registration requirements of the Securities Act.

(i)           “Charter” means the Certificate of Incorporation of the Company.

(j)           “Code” means the Internal Revenue Code of 1986.

(k)         “Collective Bargaining Agreement” means any collective bargaining agreement with a labor union, works council, or similar employee representative body.

(l)          “Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2025 set forth in the Company’s Form 10-K filed by the Company with the SEC on March 9, 2026.

(m)         “Company Board” means the Board of Directors of the Company.

(n)          “Company Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company.

(o)          “Company Credit Agreement” means the Amended and Restated Credit Agreement, dated as of July 26, 2024 (as amended, restated, supplemented or otherwise modified from time to time), by and among, inter alios, Global Business Travel Group, Inc., a Delaware corporation, the lenders and letter of credit issuers party thereto from time to time and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent.

(p)          “Company Indebtedness” means all debt outstanding under the Company Credit Agreement.

(q)         “Company IT Systems” means the hardware, Software, data, databases, data communication lines, network and telecommunications equipment, internet-related information technology infrastructure, wide area network and other information technology equipment, owned, leased or licensed by the Company or any of its Subsidiaries.

(r)          “Company Material Adverse Effect” means any change, event, effect or development that, individually or in the aggregate, has had, or would be reasonably expected to have, a material adverse effect on the business, financial condition, assets and liabilities, operations or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no changes, events, effects or developments to the extent arising out of, relating to or resulting from the following will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(i)          any general economic conditions, or conditions in the global, international or regional economy generally, including changes in inflation, supply chain disruptions, and labor shortages;

(ii)         any conditions in the equity, credit, debt, financial, currency or capital markets, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)      any conditions in the industries in which the Company or its Subsidiaries conduct business or in any jurisdiction or geographical area in which the Company or its Subsidiaries conduct business, or changes therein;

(iv)        any political or geopolitical conditions, outbreak of hostilities, armed conflicts, acts of war (whether or not declared), rebellion, insurrection, sabotage, cyberattack, cyberterrorism, data breaches, terrorism or military actions, including any escalation or worsening of, or any Law or sanction, mandate, directive, pronouncement, guideline or recommendation issued by a Governmental Authority or any Cybersecurity Measure adopted, in each case, in response to, the foregoing or any threats thereof, whether in the United States or any other country or region in the world;

(v)      earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent) or other natural or man-made disasters, weather conditions, power outages or electrical black-outs, and other force majeure events, including any escalation or worsening of, or any Law or sanction, mandate, directive, pronouncement, guideline or recommendation issued by a Governmental Authority in response to, any of the foregoing, in each case, in the United States or any other country or region in the world or any actual or potential sequester, stoppage, shutdown, default or similar event or occurrence of any Governmental Authority, including any shutdown or furlough of the U.S. federal government or its employees or any impact associated with the U.S. federal government’s “debt ceiling”;

(vi)        the negotiation, execution or delivery of this Agreement or the permitted announcement of this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, vendors, lenders, lessors, business or joint venture partners, employees (including any employee attrition), regulators, Governmental Authorities or any other third Person (other than for purposes of the representations and warranties contained in Section 3.5 and Section 3.6, to the extent that such representation or warranty expressly addresses consequences resulting from the negotiation, execution or delivery of this Agreement or the permitted announcement of this Agreement and the related conditions to Closing), or the identity of, Guarantors, Parent, Merger Sub or the respective Affiliates of the foregoing, with respect to the Company or its business;

(vii)      the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement (other than compliance with the actions or omissions required to be taken by the Company and its Subsidiaries pursuant to Section 5.1);

(viii)     any action which is taken or not taken at the written request of Parent following the date of this Agreement;

(ix)       any changes or proposed changes in GAAP or other accounting standards, or in any applicable Laws (or the enforcement or interpretation of any of the foregoing) or in any regulatory or legislative conditions, including the adoption, implementation, repeal or modification, of any Law, regulation or policy (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby;

(x)        any epidemics, pandemics, plagues, other outbreaks of illness or public health events (including quarantine restrictions mandated or recommended by any Governmental Authority in response to any of the foregoing), including any escalation or worsening of any of the foregoing, in each case, in the United States or any other country or region in the world;

(xi)      any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions in the United States or any other country or region in the world;

(xii)      any changes in the price or trading volume of the Company Common Stock or other equity securities or to the Company’s credit ratings (it being understood that the underlying cause of such change may, in and of itself, be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xiii)     any failure by the Company and its Subsidiaries to meet (A) any internal or public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure may, in and of itself, be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xiv)    the availability or cost of equity, debt or other financing to Parent or Merger Sub or their respective Affiliates;

(xv)       any Transaction Litigation or any demand or Legal Proceeding for appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL in connection herewith; and

except, in each case of clauses (i), (ii), (iii), (iv), (v), (ix), (x) and (xi), solely to the extent that such changes, events, effects or developments have had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies operating in the industries in which the Company or its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

(s)         “Company Material Customers” means the ten (10) largest customers of the business of the Company and its Subsidiaries (as measured by the revenues earned by the Company and its Subsidiaries on a consolidated basis during the calendar year ended December 31, 2025).

(t)          “Company Material Suppliers” means the ten (10) largest suppliers in the aggregate across air, car, hotel and rail supply to the business of the Company and its Subsidiaries (as measured by the revenues earned by the Company and its Subsidiaries on a consolidated basis during the calendar year ended December 31, 2025).

(u)      “Company Material Vendors” means the ten (10) largest vendors to the business of the Company and its Subsidiaries (as measured by amount spent by the Company and its Subsidiaries on a consolidated basis during the calendar year ended December 31, 2025).

(v)          “Company Options” means any options to purchase shares of Company Common Stock, whether granted pursuant to any of the Company Stock Plans or otherwise, other than the purchase rights under the ESPP.

(w)         “Company Owned Intellectual Property” means any Intellectual Property that is owned by the Company or any of its Subsidiaries.

(x)          “Company Preferred Stock” means the preferred stock, par value $0.00001 per share, of the Company.

(y)          “Company PSUs” means awards of performance stock units of the Company that are subject to performance-based vesting conditions, whether granted pursuant to any of the Company Stock Plans or otherwise.

(z)        “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by the Company or any of its Subsidiaries.

(aa)       “Company RSUs” means awards of restricted stock units of the Company that are subject solely to time-based vesting conditions, whether granted pursuant to any of the Company Stock Plans or otherwise.

(bb)        “Company Shareholders Agreement” means the Amended and Restated Shareholders Agreement by and among the Company and the Company Stockholders party thereto dated as of January 11, 2024, as amended, supplemented or otherwise modified from time to time.

(cc)       “Company Stock Plans” means the Company 2022 Equity Incentive Plan and the Company Management Incentive Plan, each, as amended and restated from time to time.

(dd)        “Company Stockholders” means the holders of shares of Company Common Stock.

(ee)         “Company Termination Fee” means an amount equal to $200,000,000.

(ff)          “Confidentiality Agreement” means the agreement listed in Section 9.4 of the Company Disclosure Letter.

(gg)       “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(hh)      “Contract” means any legally binding agreement, contract, subcontract, note, bond, mortgage, indenture, lease, license or sublicense.

(ii)          “CSA” means the Cognizant Security Agency responsible for security administration regarding classified activities and contracts under their purview and includes the Department of War, (as delegated to the Defense Counterintelligence and Security Agency), the Department of Energy, the Nuclear Regulatory Commission, and the Director of National Intelligence (as may be delegated to one (1) or more Cognizant Security Offices).

(jj)      “Cybersecurity Measures” means (i) any measures enacted or regulations promulgated by a Governmental Authority relating to cybercrime, cyberterrorism, ransomware, malware, privacy or the protection of personally identifiable information, and (ii) any reasonable measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by the Company and its Subsidiaries in response to a cybersecurity attack, breach or incident, for the protection of its information technology or any stored personally identifiable information.

(kk)      “Data Protection Laws” means all applicable Laws in any jurisdiction relating to privacy, data security, or the processing or protection of Personal Information to the extent applicable to the Company or its Subsidiaries, including the California Consumer Privacy Act, as amended by the California Privacy Rights Act, the DOJ DSP Rule, the General Data Protection Regulation (2016/679) (“GDPR”) and any national law supplementing the GDPR, the GDPR as retained in the national laws of the United Kingdom, the UK Data Protection Act, the Privacy and Electronic Communications Directive 2002/58/EC and the Privacy and Electronic Communications Regulations.

(ll)         “Debt Financing Documents” means the agreements, documents and certificates executed and delivered by Parent, Merger Sub or any of their respective Affiliates in connection with the Debt Financing or any Capital Markets Issuance, including, in each case, any commitment letters, fee letters, engagement letters, indentures, credit agreements, intercreditor agreements, security and pledge agreements, deposit account control agreements, loan documents, notes, purchase agreements, guarantees, mortgages, deeds of trust, perfection certificates, intellectual property security agreements and any related documents, including all annexes, exhibits and schedules to each of the foregoing.

(mm)    “Debt Financing Sources” means the Lenders, together with their Affiliates and Representatives involved in the Debt Financing or Alternate Financing and each of their successors and assigns. Notwithstanding the foregoing and for the avoidance of doubt, none of Parent, Merger Sub, the Preferred Equity Issuer or any of their respective Affiliates shall constitute “Debt Financing Sources”.

(nn)       “DOJ” means the United States Department of Justice or any successor thereto.

(oo)       “DOJ DSP Rule” means 28 CFR Part 202, “Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons,” including any amendments thereto.

(pp)       “DPA” means Section 721 of the Defense Production Act of 1950.

(qq)      “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment, offer letter, bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity‑based, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, separation, termination, retention, change of control, stay bonus, and other similar material plan, program, agreement or arrangement, whether written or unwritten, that is sponsored, maintained, contributed to, or required to be contributed to by the Company or any of its Subsidiaries (or with respect to which the Company or any of its Subsidiaries could reasonably be expected to have any liability) for the benefit of any current or former employee or other individual service provider of the Company or any of its Subsidiaries (or any of their beneficiaries or dependents), other than any Multiemployer Plan or any plan, scheme or arrangement that the Company or any of its Subsidiaries is required by Law to maintain or contribute to or which is maintained by a Governmental Authority.

(rr)        “Environmental Law” means any applicable Law relating to (i) pollution (or the cleanup thereof) or the protection of natural resources or the environment, (ii) human health and safety as it relates to exposure to Hazardous Substances, (iii) the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, treatment, generation, transportation, processing, handling, Release or disposal of any Hazardous Substances; or (iv) the reporting of climate-related matters, including but not limited to voluntary carbon markets, carbon offset claims, sustainability-related marketing claims, greenhouse gas emissions metrics, climate or weather-related risks and similar.

(ss)         “ERISA” means the Employee Retirement Income Security Act of 1974.

(tt)          “ERISA Affiliate” means any entity (other than the Company or any Company Subsidiary) that, together with the Company or any Company Subsidiary, is treated as a single employer under Section 414(b) or (c) of the Code.

(uu)        “ESPP” means the Company Employee Stock Purchase Plan.

(vv)        “Exchange Act” means the Securities Exchange Act of 1934.

(ww)     "Financing Deliverables" means (i) any beneficial ownership certification required to be delivered by the Borrower (as defined in the Debt Commitment Letters) under paragraph 8 of Exhibit D to the Debt Commitment Letters as in effect on the date hereof, (ii) any customary perfection certificate, IP security agreements, or other customary documents required to be delivered by the Borrower in connection with the perfection of security interests in the Collateral (as defined in the Debt Commitment Letters) on the Closing Date required to be delivered by the Borrower pursuant to Exhibit D to the Debt Commitment Letters as in effect on the date hereof, and (iii) any other customary deliverables required to be delivered by the Borrower or its Subsidiaries on or prior to the Closing Date pursuant to Exhibit D to the Debt Commitment Letters as in effect on the date hereof; in each case to the extent reasonably requested by the Financing Sources and customary for financings of the type contemplated by the Debt Commitment Letters as in effect on the date hereof.

(xx)       "Financing Related Persons" means (i) the Financing Sources, (ii) any Affiliates of the Financing Sources, (iii) the respective current and future officers, directors, employees, agents, attorneys, advisors, shareholders, representatives, stockholders, general or limited partners, members, controlling persons and other Representatives of each Person identified in the foregoing clauses (i) and (ii) and (iv) the permitted successors and assigns of each of the Persons described in the foregoing clauses (i), (ii) and (iii); provided, however, that none of Parent, Merger Sub, the Preferred Equity Issuer or any of their respective Affiliates shall constitute "Financing Related Persons."

(yy)        "Financing Sources" means, collectively, the Debt Financing Sources and the Preferred Equity Financing Sources, together with their respective successors and permitted assigns.

(zz)        “Foreign Investment Law” means any Law that provides for the review, clearance or notification of transactions on grounds of national security or other national or public interest, including any state, national or multi-jurisdictional Law that is designed or intended to prohibit, restrict or regulate actions by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or interests.

(aaa)      “FSR Laws” means any Law that provides for the review, clearance or notification of transactions on the basis of the granting of foreign subsidies, including clearance by the European Commission under Regulation (EU) 2022/2560 of the European Parliament and of the Council on foreign subsidies distorting the internal market and any implementing or delegated regulations thereunder.

(bbb)      “FTC” means the United States Federal Trade Commission or any successor thereto.

(ccc)      “GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

(ddd)      “Government Contract” means any Contract between a member of the Company and its Subsidiaries, and any (a) Governmental Authority or Governmental Authority-sponsored entity, (b) prime contractor to a Governmental Authority (in its capacity as such), or (c) subcontractor (of any tier) in connection with or with respect to any Contract described in clauses (a) or (b), and including any modification of any of the foregoing. For purposes of this definition, a task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract but instead shall be part of the Government Contract to which it relates.

(eee)   “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(fff)      “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any registrations, qualifications, declarations and designations with, a Governmental Authority.

(ggg)      “Group” has the meaning as used in Section 13(d) of the Exchange Act.

(hhh)    “Hazardous Substance” means any pollutant, contaminant, or toxic or hazardous material, substance or waste regulated under Environmental Laws due to its hazardous or dangerous properties or characteristics.

(iii)         “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(jjj)       “In-the-Money Company Options” means any Company Options with an exercise price per share of Company Common Stock that is less than the Per Share Price.

(kkk)     “Intellectual Property” means all intellectual property rights, in any and all jurisdictions throughout the world, including all (i) patents and patent applications, including reissues, divisionals, continuations, continuations-in-part, extensions, renewals and reexaminations thereof (collectively, “Patents”); (ii) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, in each case, whether or not registered, and registrations and applications for registration thereof (collectively, “Copyrights”); (iii) trademarks, service marks, trade dress rights, business names, corporate names, and similar designation of origin and rights therein, and registrations and applications for registration thereof, together with all of the goodwill associated with any of the foregoing (collectively, “Trademarks”); (iv) rights in confidential or proprietary information, including trade secrets, know-how and technical data (collectively, “Know-How”); (v) software, including data, files, source code, object code, databases and other software-related specifications and documentation (collectively, “Software”); (vi) registered domain names and uniform resource locators (“Domain Names”) and (vii) in each case of clauses (i) through (vi) above, including all registrations and applications for registration thereof.

(lll)       “Intervening Event” means any change, event, effect, development or circumstance (including any material change in probability or magnitude of a known circumstance) materially affecting the business, assets and liabilities or operations of the Company and its Subsidiaries (taken as a whole) that was not known or reasonably foreseeable to the Company Board (or a committee thereof, including the Special Committee) on the date of this Agreement (or, if known by the Company Board (or a committee thereof, including the Special Committee), the consequences of which were not known or reasonably foreseeable by the Company Board (or a committee thereof, including the Special Committee) as of the date of this Agreement); provided that in no event shall the following be taken into account or deemed to constitute an Intervening Event: (A) the receipt, existence or terms of, or any other change, event effect development or circumstance to the extent related to, an Acquisition Proposal (B) changes in the price or trading volume of the Company Common Stock or changes in the credit rating of the Company (it being understood that the underlying cause of any of the foregoing may be considered and taken into account in determining whether there has been an Intervening Event), or (C) the mere fact, in and of itself, that the Company meets or exceeds any internal or published financial projections, forecasts or estimates or other financial or operating metrics for any period (it being understood that the underlying cause of any of the foregoing in this clause (C) may be considered and taken into account in determining whether there has been an Intervening Event).

(mmm) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Company’s Chief Executive Officer and Chief Financial Officer.

(nnn)    “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, judgment, ordinance, code, Order, rule or regulation, in each case, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by any Governmental Authority.

(ooo)     “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, audit, arbitration or other similar legal or administrative proceeding brought by or pending before any Governmental Authority.

(ppp)    "Lender Protective Provisions" means Sections 8.3(e), 9.6 and 9.14 and each of the defined terms used in such sections.

(qqq)    “Lenders” means Persons that have committed to provide or arrange the Debt Financing pursuant to the Debt Commitment Letter and any joinder agreements, indentures, credit agreements or similar agreements or any definitive documentation entered into pursuant thereto or relating thereto, together with each other Person that commits to provide or otherwise provides the Debt Financing in accordance with this Agreement.

(rrr)       “Material Contract” means any of the following Contracts (other than Employee Plans) to which the Company or any of its Subsidiaries is a party or by which the Company or any of Subsidiaries or their respective assets, rights, property or businesses are bound or subject to:

(i)          any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii)        (A) any Contract entered into since December 31, 2023, for the acquisition or sale of any of the assets, equity securities or lines of the business of the Company and its Subsidiaries, in each case, which are material to the Company and its Subsidiaries (taken as a whole) or (B) any Contract for the acquisition or sale of the assets, equity securities or lines of business of the Company or Subsidiaries under which the Company or any of its Subsidiaries has any ongoing material obligations or liabilities (including any indemnification, “earn-out” or other payment obligations);

(iii)         any Contract with a Company Material Supplier;

(iv)          any Contract with a Company Material Customer;

(v)          any Contract with a Company Material Vendor;

(vi)      any Contract providing for the incurrence or assumption of indebtedness for borrowed money by the Company or any Subsidiary of the Company in excess of $10,000,000 (excluding (x) intercompany loans between the Company and any of its Subsidiaries, on the one hand, and any other Subsidiary of the Company, on the other hand and (y) any surety or performance bond, letter of credit or similar Contract entered into in the ordinary course of business);

(vii)     any Contract involving a material joint venture or other partnership, or any Contract involving profit sharing, revenue sharing, loss sharing, or similar agreement (except for franchise, distributorship, network partner, sales agency or other similar Contracts), in each case, from which the Company or any of its Subsidiaries recognized profits, revenues or losses in excess of $10,000,000 during the twelve months ended December 31, 2025;

(viii)      any Contract involving any resolution or settlement of any Legal Proceeding, which (A) was entered into since December 31, 2023 and required or requires payment by the Company or any of its Subsidiaries in excess of $5,000,000 or (B) imposes continuing material obligations on the business of the Company and its Subsidiaries (taken as a whole);

(ix)       any Contract (x) containing any material non-competition, right of first refusal, right of first offer or similar restriction which limits the rights of the Company or any of its Subsidiaries to compete or operate in any jurisdiction, in any line of business, in any geographic area or with any Person or (y) materially limiting the right of the Company and its Subsidiaries (taken as a whole) pursuant to any “most favored nation”, “exclusivity” or similar provisions or minimum use, supply or display requirements that are binding on the Company or any of its Subsidiaries;

(x)          any Material Leases;

(xi)      any Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) with a notional value in excess of $10,000,000;

(xii)       any Contract between the Company or any of its Subsidiaries, on the one hand, and any officer, director or affiliate (other than a wholly owned Subsidiary) of the Company or any of its Subsidiaries, any beneficial owner, directly or indirectly, of more than five percent (5%) of the number or voting power of the shares of Company Common Stock or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), other than (x) indemnification, compensation or other employment arrangements in the ordinary course of business, (y) Contracts entered into in the ordinary course of business involving payments made on an arm’s length basis during the course of any calendar year not in excess of $10,000,000 and (z) Employee Plans and other compensation arrangements with directors, officers or employees of the Company and its Subsidiaries in the ordinary course of business;

(xiii)     any Contract that by its terms expressly obligates the Company or any of its Subsidiaries to make any capital investment or capital expenditure (other than in the Company or any of its Subsidiaries) outside the ordinary course of business and in excess of $15,000,000 per fiscal year; and

(xiv)      any license or other Contract (x) under which the Company or any of its Subsidiaries is permitted to use any third party Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole (other than Contracts (1) with respect to Off-the-Shelf Software with one-time or annual aggregate fees of $15,000,000 or less, (2) in which the grant of rights to use Intellectual Property is non-exclusive and incidental to the primary commercial purpose of the Contract, (3) for non-disclosure agreements entered into in the ordinary course of business or (4) with employees and contractors including provisions regarding the ownership and development of Intellectual Property entered into on the Company’s standard form of agreement) and (y) under which any third party is permitted to use any Company Owned Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole (other than (1) non-disclosure agreements entered into in the ordinary course of business or (2) non-exclusive licenses granted in the ordinary course of business to service providers to facilitate their provision of goods or services for or on behalf of the Company or its Subsidiaries, or customers of the Company or its Subsidiaries to facilitate their use of products or services sold by the Company or its Subsidiaries).

(sss)       “NISPOM” means the National Industrial Security Program Operating Manual as codified at 32 C.F.R part 117.

(ttt)         “NYSE” means The New York Stock Exchange.

(uuu)    “Off-the-Shelf Software” means generally available commercial, click-wrap, shrink-wrap, non-customized or similar Software or technology obtained from a third party on general commercial terms.

(vvv)  "Offering Documents" means any prospectus, preliminary prospectus, prospectus supplement, offering memorandum, preliminary offering memorandum, private placement memorandum, road show or other marketing material customarily prepared in connection with the Debt Financing or any Capital Markets Issuance.

(www)  “Open Source Software” means Software that is licensed, distributed, or otherwise made available as “free software” (as defined by the Free Software Foundation), or “open source software,” including any Software distributed under any license approved by the Open Source Initiative as set forth at www.opensource.org or under any similar licensing or distribution model, including “free software,” “copyleft,” or “community source” licenses.

(xxx)     “Order” means any order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement of, with or by a Governmental Authority of competent jurisdiction, whether civil, criminal or administrative.

(yyy)     “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a legal entity.

(zzz)    “Out-of-the-Money Company Options” means any Company Options that are not In-the-Money Company Options.

(aaaa)    “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet due or payable or that are being contested in good faith and by appropriate proceedings, and for which adequate reserves have been established in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests with respect to amounts that are not yet due or payable, or that are being contested in good faith and by appropriate proceedings; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), in each case in the ordinary course of business; (iv) liens imposed by applicable Law (other than Laws in respect of Tax); (v) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar liens (or other encumbrances of any type); (viii) zoning, building, environmental and other similar codes or restrictions, in each case that do not, individually or in the aggregate, adversely affect in any material respect the current use, operation or occupancy of the applicable property or the current operations of the business of the Company and its Subsidiaries; (ix) any non-exclusive license and other non-exclusive grants of rights to any Intellectual Property, in each case in the ordinary course of business; (x) liens (or other encumbrances of any type) pursuant to any Company Indebtedness; (xi) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; (xii) matters that would be disclosed by an accurate survey or inspection of the Real Property; (xiii) liens (or other encumbrances of any type) that do not, individually or in the aggregate, materially and adversely affect the use or operation of the property or other assets subject thereto or would not reasonably be expected to have a Company Material Adverse Effect; (xiv) liens (or other encumbrances of any type) to the extent specifically disclosed or reflected on the Company Balance Sheet; or (xv) liens (or other encumbrances of any type) relating to intercompany borrowings among a Person and its Subsidiaries; (xvi) liens (or other encumbrances of any type) to be released at or prior to the Closing or (xvii) liens (or other encumbrances of any type) relating to intercompany borrowings among a Person and its Subsidiaries.

(bbbb)   “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(cccc)   “Personal Information” means any information that identifies or could reasonably be used to identify a natural Person or any other information that is considered “personally identifiable information,” “personal information,” or “personal data” under applicable Law.

(dddd)   “Preferred Equity Financing Sources” means the financing sources party to the Preferred Equity Commitment Letter (excluding, for the avoidance of doubt, Parent, Merger Sub, the Preferred Equity Issuer and their respective Affiliates), together with their respective successors and permitted assigns.

(eeee)    “Principal Stockholders” means, collectively, American Express International, Inc., BR Investors Juweel, L.P., QIA Retail Holding LLC and EG Corporate Travel Holdings LLC and any Affiliates of the foregoing.

(ffff)    “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Trademarks and applications to register Trademarks (including intent-to-use applications, or other registrations or applications related to Trademarks); (iii) registered Copyrights and applications for Copyright registration; and (iv) Domain Names.

(gggg)    “Reimbursement Obligations” means Parent’s obligations pursuant to Section 6.6(e) and Section 6.6(f).

(hhhh)   “Release” means any spilling, leaking, migrating, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into or through the environment.

(iiii)      “Representatives” means, with respect to any Person, such Person’s Affiliates and its and their officers, directors, managers, employees, investment bankers, attorneys, accountants, auditors, consultants and other agents, advisors and representatives.

(jjjj)       “Required Financing Information” means (i) the audited consolidated balance sheet of the Company as of the last day of, and the related audited consolidated statements of comprehensive income, shareholders' equity and cash flows of the Company for, each of the three fiscal years of the Company ended at least 90 days prior to the Closing Date, (ii) the unaudited condensed consolidated balance sheet of the Company as of the last day of each subsequent fiscal quarter, other than the fourth fiscal quarter in any fiscal year, ending after the most recently completed fiscal year for which audited financial statements are included in clause (i), and at least 45 days prior to the Closing Date, and the related unaudited condensed consolidated statements of comprehensive income, shareholders' equity and cash flows of the Company for the three months then ending and for the portion of the year to date and (iii) all other material financial data and other material information regarding the Company and its Subsidiaries that is reasonably requested by Parent in writing (following a written request for such information from the underwriters or initial purchasers of any offering of debt securities by Parent or Merger Sub) and required for Parent to produce customary Offering Documents for high yield debt securities issued on a "Rule 144A for life" basis, but excluding, in each case under this clause (iv), the Excluded Information; provided that, notwithstanding anything to the contrary in this definition or otherwise, nothing herein shall require the Company or its Subsidiaries to provide (or be deemed to require the Company or its Subsidiaries to prepare) any of the following (collectively, the "Excluded Information"): (1) any "description of notes," "plan of distribution," information customarily provided by investment banks or their counsel or advisors in the preparation of Offering Documents for private placements of non-convertible bonds pursuant to Rule 144A under the Securities Act, or risk factors relating to, or any description of, all or any component of the Debt Financing or any Capital Markets Issuance; (2) historical financial statements or other information required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act; (3) any compensation discussion and analysis or other information required by Item 10, Item 402 or Item 601 of Regulation S-K under the Securities Act, or XBRL exhibits, or any information regarding executive compensation or related persons; (4) consolidating financial statements, separate subsidiary financial statements, related party disclosures, or any segment information, including any required by FASB Accounting Standards Codification Topic 280; (5) financial information that the Company or its subsidiaries do not maintain in the ordinary course of business; (6) information not reasonably available to the Company or its subsidiaries under their respective current reporting systems; (7) projections; or (8) other information customarily excluded from Offering Documents for private placements of non-convertible high-yield bonds pursuant to Rule 144A under the Securities Act in a "Rule 144A-for-life" offering. For the avoidance of doubt, financial statements referred to in clauses (i) and (ii) will be prepared in accordance with GAAP, and the unaudited financial statements referred to in clause (ii) will be reviewed by the Company's independent accountants as provided in the applicable procedures specified by the PCAOB (provided that no opinion shall be required with respect to such review). For the avoidance of doubt, no Required Financing Information shall be required to be provided after the date on which the Debt Financing has been consummated (including, for the avoidance of doubt, if the proceeds of the Debt Financing are placed into escrow upon consummation).

(kkkk)    “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(llll)        “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(mmmm) “Securities Act” means the Securities Act of 1933.

(nnnn)    “Security Incident” means any (i) accidental, unlawful or unauthorized occurrence or series of related occurrences on or conducted through the Company IT Systems that impacts the confidentiality, integrity, or availability of the Company IT Systems or any Personal Information or confidential information stored or otherwise processed therein; or (ii) occurrence that otherwise constitutes a “data breach,” “security breach,” “personal data breach,” “security incident,” “cybersecurity incident,” or any similar term under any applicable Law.

(oooo)   “Sponsor Side Letter” means the Sponsor Side Letter, dated as of December 2, 2021 (as amended on May 27, 2022), by and among Apollo Strategic Growth Capital, APSG Sponsor, L.P., certain directors and officers of Apollo Strategic Growth Capital and GBT JerseyCo.

(pppp)   “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors, managers or trustees, or other Persons performing similar functions or (ii) representing more than 50% of such securities or ownership interests, in each case, are at the time directly or indirectly owned or controlled by such first Person.

(qqqq)   “Superior Proposal” means any bona fide written Acquisition Proposal made by any Person or Group (other than Parent, Merger Sub or their respective Affiliates) for an Acquisition Transaction on terms that the Company Board (or a committee thereof, including the Special Committee) has determined in good faith (after consultation with its financial advisors and outside legal counsel), (i) is reasonably capable of being consummated in accordance with its terms and (ii) if consummated, would result in a transaction more favorable to the Company Stockholders (solely in their capacities as such) from a financial point of view than the Merger (taking into account any aspects of such proposal that the Company Board (or a committee thereof, including the Special Committee) considers relevant). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%” which, in each case, for the avoidance of doubt shall include any shares of Company Common Stock to be retained, rolled over or contributed (directly or indirectly) by any stockholder of the Company.

(rrrr)      “Tax” means any U.S. federal, state and local and non‑U.S. taxes, assessments and similar governmental charges and impositions, whether disputed or not (including taxes based upon or measured by gross receipts, income, profits, sales, use, or occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes) imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed thereon by such Governmental Authority.

(ssss)     “Tax Return” means any return, declaration, report, statement, or information return required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(tttt)      “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors, members, managers, partners or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, other than any Legal Proceedings among some or all of the Parties related to this Agreement or the Financing Letters.

(uuuu)    “Transactions” means the Merger and the other transactions contemplated by this Agreement.

(vvvv)   “Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form).

(wwww) “UK DB Plans” means the CWT UK Pension Scheme and the Hogg Robinson (1987) Pension Scheme (or either of them as the context so requires).

(xxxx)   “Willful and Material Breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the actual knowledge that the taking of, or failure to take, such act would cause or constitute a material breach of this Agreement.

1.2          Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference

Acquisition Proposal Notice Period	5.3(d)(ii)(1)
Agreement	Preamble
Alternate Financing	6.5(d)
Alternative Acquisition Agreement	5.3
Anticorruption Laws	3.24(a)
Capitalization Date	3.7(a)
Cash Incentive Payment	6.11(e)
Certificate of Merger	2.2
Certificates	2.9(c)
Chosen Courts	9.10
Class B Common Stock	3.7(a)
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(c)(i)
Company Disclosure Letter	Article III

Company SEC Documents	Article III
Company Securities	3.7(c)
Company Software	3.17(f)
Company Stockholder Meeting	6.4(a)
Contracting Parties	9.12
Converting Shares	2.7(a)(iv)
Copyrights	1.1(jjj)
CSA Approval	6.2(b)
CSA Notification	6.2(b)
D&O Insurance	6.10(c)
Debt Commitment Letters	4.12(a)
Debt Financing	4.12(a)
DGCL	Recitals
Dissenting Company Shares	2.7(d)
Domain Names	1.1(jjj)
DTC	2.9(d)
Effective Time	2.2
Electronic Delivery	9.15
Enforceability Exceptions	3.2
Enforcement Costs	8.3(f)
Equity Award Consideration	2.8(c)
Equity Award Holders	2.8(c)
Equity Commitment Letter	4.12(a)
Equity Financing	4.12(a), 4.12(a)
Excluded Information	1.1(jjjj)
Fee Letter	4.12(a)
Final Exercise Date	2.8(e)
Financing	4.12(a)
Financing Letters	4.12(a)
FOCI	3.25(c)
FOCI Mitigation Plan	6.2(b)
GDPR	1.1(bb)
Guarantees	Recitals
Guarantor	Recitals
Guarantors	Recitals
Incentive Plan	6.11(e)
Indemnification Agreement	6.10(a)

Indemnified Person(s)	6.10(a)
Interim Period	5.1
Intervening Event Notice Period	5.3(d)(i)(1)
In-the-Money Option Consideration	2.8(a)(i)
Know-How	1.1(jjj)
Lease	3.14
Leased Real Property	3.14
Letter of Transmittal	2.9(c)
Material Lease	3.14
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	3.20(b)
New Commitment Letters	6.5(d)
New Plan	6.11(a)
OFAC	3.15
Old Plans	6.11(a)
Other Indemnified Persons	6.10(e)
Other Required Company Filing	6.3(b)
Owned Company Shares	2.7(a)(iii)
Owned Real Property	3.14
Parent	Preamble
Parent Material Adverse Effect	7.3(a)
Parent Related Parties	8.3(e)(i)
Parent Termination Fee	8.3(c)
Party	Preamble
Patents	1.1(jjj)
Payment Agent	2.9(a)
Payment Fund	2.9(b)
Per Share Price	2.7(a)(ii)
Preferred Equity Commitment Letter	4.12(a)
Preferred Equity Issuer	4.12(a)
Privacy Requirements	3.18(b)
Prohibited Modification	6.5(a)
Proxy Statement	6.3(a)
Real Property	3.14
Required Amount	4.12(c)
Requisite Stockholder Approval	3.4

RSU Consideration	2.8(b)
Schedule 13-3	6.3(g)
Software	1.1(jjj)
Special Committee	Recitals
Special Committee Recommendation	Recitals
Subject Courts	9.14
Surviving Corporation	2.1
Termination Date	8.1(c)
Trade Controls	3.15
Trademarks	1.1(jjj)
Uncertificated Shares	2.9(c)
Voting Agreement	Recitals

1.3         Certain Interpretations.

(a)          When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)         When used herein, (i) the words “hereof,” “hereunder,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)          Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)         The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)          When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)          The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g)         When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)         Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i)           Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto (except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any applicable Law will be deemed to refer to such Law as it exists as of such date).

(j)          References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time.

(k)          All accounting terms used herein will be interpreted in accordance with GAAP unless expressly stated otherwise.

(l)          The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m)        When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day.

(n)          The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o)         Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted and made available to Parent or its Affiliates or its or their respective Representatives on the applicable due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis) at any time prior to the execution and delivery of this Agreement; (ii) delivered to or provided to Parent or its Affiliates or its or their Representatives at any time prior to the execution and delivery of this Agreement; (iii) filed or furnished with the SEC prior to the date of this Agreement.

(p)          All references to time shall refer to New York City time unless otherwise specified.

(q)        any capitalized term used in any Exhibit or schedules annexed to this Agreement, including the Company Disclosure Letter, but not otherwise defined therein shall have the meaning set forth in this Agreement.

(r)         “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(s)         the words “shall” and “will” shall be deemed to have the same meaning and be understood to denote a directive and obligation, and not an option.

(t)         the rule known as the ejusdem generis rule shall not apply and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

ARTICLE II
THE MERGER

2.1          The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2          The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3          The Closing. The consummation of the Merger (the “Closing”) will take place at (a) 9:00 a.m., New York City time, remotely by exchange of documents and signatures (or their electronic counterparts), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the fifth (5th) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing); or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The Company shall use reasonable best efforts to notify Parent five (5) Business Days prior to the date that all the conditions set forth in Article VII are expected to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing). Notwithstanding the foregoing, in no event shall Parent or Merger Sub be obligated to consummate the Closing prior to July 1, 2026. The date on which the Closing occurs is referred to as the “Closing Date.”

2.4         Effect of the Merger. At the Effective Time and by virtue of the Merger, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5          Certificate of Incorporation and Bylaws.

(a)        Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit B attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.10(a)).

(b)          Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 6.10(a)).

2.6         Directors and Officers. Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.7         Effect on Capital Stock.

(a)         Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i)           each share of common stock, par value $0.001 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be cancelled and converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation;

(ii)          each share of Company Common Stock, Class A-1 Preferred Stock (if any) or Class B-1 Preferred Stock (if any) that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares, the Converting Shares, the Unvested Shares and the Dissenting Company Shares) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $9.50, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11);

(iii)        each share of Company Common Stock, Class A-1 Preferred Stock (if any) or Class B-1 Preferred Stock (if any) that is (A) held by the Company as treasury stock, (B) owned by Parent or Merger Sub, in each case as of immediately prior to the Effective Time (such shares, collectively, the “Owned Company Shares”) or (C) considered issued and outstanding but unvested and order to be considered as vested, must meet the price thresholds set forth in the Sponsor Side Letter (collectively, the “Unvested Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor; and

(iv)        each share of Company Common Stock that is held immediately prior to the Effective Time by any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of the Company (collectively, the “Converting Shares”) shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary shall own the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time and no other consideration shall be delivered in exchange therefor.

(b)         Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

(c)          Dividends Declared Prior to Closing. Parent acknowledges and agrees on its behalf and on behalf of the Surviving Corporation that if prior to the Closing, the Company has declared and set a record date for a dividend permitted by this Agreement, and the Effective Time occurs after the record date for such dividend and prior to the payment date for such dividend, that such dividend (and any applicable dividend equivalent rights to the extent any holder of a Company equity award was entitled to such rights under the terms of a Company equity award as in effect on the date the Company declared the applicable dividend) shall be paid to holders of record as of such record date on the scheduled payment date.

(d)          Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), any share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Owned Company Shares) and that is held by a holder of such share of Company Common Stock who has not voted or committed to vote in favor of the adoption of this Agreement and who has properly exercised appraisal rights with respect thereto in accordance with, and who has complied in all respects with, Section 262 of the DGCL with respect to any such Company Common Stock (collectively, the “Dissenting Company Shares”) will not be converted into the right to receive the Per Share Price pursuant to this Section 2.7, and holders of such Dissenting Company Shares shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL unless and until such holder fails to perfect, effectively withdraws, validly waives or otherwise loses its rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights with respect to any Dissenting Company Shares, such Dissenting Company Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Per Share Price and the Surviving Corporation shall remain liable for payment of the Per Share Price for such Dissenting Company Shares in accordance with this Agreement. At the Effective Time, any holder of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL. The Company shall give Parent (i) reasonably prompt (and, in any event, within three (3) Business Days) notice of any demands received by the Company for appraisal of Company Common Stock and (ii) the opportunity to direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.8         Treatment of Equity Awards; ESPP.

(a)          Company Options.

(i)        At the Effective Time, each In-the-Money Company Option that is outstanding as of immediately prior to the Effective Time, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (i) the number of shares of Company Common Stock subject to such In-the-Money Company Option as of immediately prior to the Effective Time and (ii) the excess of the Per Share Price over the exercise price per share of such In-the-Money Company Option (the “In-the-Money Option Consideration”).

(ii)        At the Effective Time, each Out-of-the-Money Company Option that is outstanding as of immediately prior to the Effective Time, will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be canceled without any cash payment or other consideration being made in respect thereof.

(b)         Company RSUs. Each Company RSU that is outstanding as of immediately prior to the Effective Time shall, as of immediately prior to the Effective Time, without any action on the part of any Person, be cancelled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) the total number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time (the “RSU Consideration”).

(c)          Company PSUs. Each Company PSU that is outstanding as of immediately prior to the Effective Time shall, as of immediately prior to the Effective Time, without any action on the part of any Person, be cancelled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) (i) the greater of (A) the target number of shares of Company Common Stock subject to such Company PSU as of immediately prior to the Effective Time and (B) the number of shares of Company Common Stock to be earned based on actual achievement of the performance criteria set forth in the applicable award agreement as of immediately prior to the Effective Time (with such performance to be measured without any pro-ration, by the Compensation Committee of the Company Board) (such consideration, together with the In-the-Money Option Consideration and the RSU Consideration, the “Equity Award Consideration”).

(d)          Payment Procedures. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate Equity Award Consideration owed to all holders of Company Options, Company RSUs and Company PSUs (collectively, the “Equity Award Holders”). As promptly as reasonably practicable, but in any event no later than five Business Days, after the Closing Date (or any later date required for such payments made in respect of such Company RSUs or Company PSUs to remain compliant with Code Section 409A), the Equity Award Holders will be paid by the Company or the Surviving Corporation, through its payroll system or payroll provider (or, in the case of amounts that are not considered wages subject to withholding for applicable Tax purposes, its standard accounts payable procedures), all amounts required to be paid to such holders in respect of the Company Options, Company RSUs and Company PSUs that are cancelled and converted pursuant to this Section 2.8, less any required withholding pursuant to Section 2.12.

(e)        ESPP. As soon as practicable following the date hereof, the Company Board (or, if appropriate, any committee administering the ESPP) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP: (i) each individual participating in a purchase period in progress on the date hereof will not be permitted to (A) increase his or her payroll contributions rate pursuant to the ESPP from the rate in effect as of the date hereof or (B) make separate non-payroll contributions to the ESPP on or following the date hereof, except as may be required under applicable Law, (ii) no individual who is not participating in the ESPP with respect to any current purchase period as of the date hereof shall be allowed to commence participation in the ESPP following the date hereof, (iii) the final exercise date for such purchase period shall be the earlier of the regularly scheduled final exercise date for such purchase period and a date that is no later than five calendar days prior to the Effective Time (the “Final Exercise Date”); (iv) each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the ESPP as of the Final Exercise Date; (v) no further purchase period will commence pursuant to the ESPP after the date hereof; and (vi) the ESPP shall terminate on the date immediately prior to the date on which the Effective Time occurs and no further rights shall be granted or exercised under the ESPP thereafter. Each share of Company Common Stock purchased on the Final Exercise Date shall be cancelled at the Effective Time and converted into the right to receive the Per Share Price in accordance with the terms and conditions of this Agreement.

2.9          Exchange of Certificates.

(a)        Payment Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b)        Payment Fund. At or immediately following to the Effective Time, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock (and for the avoidance of doubt, other than Owned Company Shares, Converting Shares and the Dissenting Company Shares) pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, cash deposited with the Payment Agent shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”); provided that no such investment of the Payment Fund or loss thereon shall affect the amounts payable to the holders of Company Common Stock pursuant to Section 2.7. To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Payment Fund will be payable to solely Parent or the Surviving Corporation as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Common Stock as contemplated by Section 2.7.

(c)          Payment Procedures for Certificated Shares. Promptly following the Effective Time (and in any event within three (3) Business Days), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record as of immediately prior to the Effective Time of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Owned Company Shares, Converting Shares and the Dissenting Company Shares, as applicable) (the “Certificates” (if any)) (i) a letter of transmittal in customary form (which will specify that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates (or effective affidavits of loss in lieu thereof as provided in Section 2.11, if applicable) to the Payment Agent and may have such other provisions as Parent and the Company reasonably agree) (the “Letter of Transmittal”), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Per Share Price payable with respect to the shares of Company Common Stock formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates (or effective affidavits of loss in lieu thereof as provided in Section 2.11, if applicable) for cancellation to the Payment Agent, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Payment Agent, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificates by (y) the Per Share Price, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, unless required by the Payment Agent, no record holder of uncertificated shares of Company Common Stock (other than Owned Company Shares) (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect to such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request), will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Company Common Stock represented by such holder’s transferred Uncertificated Shares by (2) the Per Share Price, and the transferred Uncertificated Shares will be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price payable in respect thereof pursuant to Section 2.7.

(d)         DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee on the Closing Date (and in any event no later than one (1) Business Day following the Closing Date) an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of shares of Company Common Stock (other than Owned Company Shares, the Converting Shares and the Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (ii) the Per Share Price.

(e)          Transfer of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(f)          Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 shall thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to Parent and the Surviving Corporation (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares five (5) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

(g)         No Liability. Subject to applicable Law, and notwithstanding anything to the contrary in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.10     No Further Ownership Rights in Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11      Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12      Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation and each of their respective Affiliates and agents (without duplication) shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company Options, Company RSUs and Company PSUs such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of applicable Taxes. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid in satisfaction of the corresponding obligations hereunder.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements, schedules, prospectuses, registration statements and other documents filed or furnished by the Company with the SEC on or after January 1, 2024, and at least two (2) Business Day prior to the date of this Agreement (the “Company SEC Documents”) (other than any (i) general cautionary disclosures contained solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual and/or historical statements, and (ii) disclosures contained in any forward-looking statements in such Company SEC Documents that are of a nature that they speculate about future developments), it being understood that any matter disclosed in such Company SEC Documents shall not be deemed to be disclosed for purposes of Sections 3.1, 3.2, 3.3(c), 3.4 or 3.7(a), 3.7(b), 3.7(c) or 3.26; or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1         Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties, rights and assets, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True, complete and correct copies of any amendments to the Organizational Documents of the Company not filed prior to the date hereof with the SEC have been made available to Parent. The Organizational Documents of the Company as so made available are in full force and effect, and the Company is not in violation of any provisions of its Organizational Documents in any respect that would, or would reasonably be likely to, materially impair or prevent the Company from performing its obligations hereunder.

3.2        Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

3.3         Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)       Company Board Approval. The Special Committee, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to, advisable and in the best interests of, the Company and its stockholders and (ii) made the Special Committee Recommendation. The Company Board, acting upon the Special Committee Recommendation, has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL on the terms and subject to the conditions set forth in this Agreement; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof on the terms and subject to the conditions set forth in this Agreement (collectively, the “Company Board Recommendation”).

(b)          Fairness Opinion. The Special Committee has received from Rothschild & Co US Inc. an opinion to the effect that, as of such date and based upon and subject to the various assumptions set forth therein, the Per Share Price to be paid to the holders of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders.

(c)          Anti-Takeover Laws. Assuming the accuracy of the representations of Parent and Merger Sub set forth in Section 4.7, each of the Company Board and the Special Committee has taken all actions and votes as are necessary to render the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law or similar provision of the Organizational Documents of the Company not applicable to this Agreement or the Transactions (including the transactions contemplated by the Voting Agreements and the Merger) or the transactions contemplated by the Voting Agreement.

3.4        Requisite Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting (the “Requisite Stockholder Approval”) is the only vote or approval of the holders of any of the Company’s capital stock necessary under applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.

3.5        Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Organizational Documents of the Company; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) do not, assuming the Governmental Authorizations referred to in Section 3.6 are obtained and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Privacy Requirements or Law applicable to the Company or any of its Subsidiaries; and (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger or the other Transactions.

3.6         Requisite Governmental Approvals. Assuming the truth and completeness of the representations and warranties of Parent and Merger Sub contained in this Agreement, no Governmental Authorization is required on the part of the Company or its Subsidiaries in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by the Company, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Proxy Statement with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of NYSE; (iv) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws, Foreign Investment Laws and FSR Laws; and (v) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger or the other Transactions.

3.7         Company Capitalization.

(a)       Capital Stock. The authorized capital stock of the Company consists of (i) 3,000,000,000 shares of Company Common Stock; (ii) 3,000,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”); and (iii) 6,010,000,000 shares of Company Preferred Stock, of which 3,000,000,000 shares are designated for Class A-1 Preferred Stock of the Company and 3,000,000,000 shares are designated for the Class B-1 Preferred Stock of the Company. As of 5:00 p.m., New York City time, on April 30, 2026 (such time and date, the “Capitalization Date”), (A) 521,035,191 shares of Company Common Stock were issued and outstanding (of which 8,077,064 shares of Company Common Stock will be forfeited at the Effective Time); (B) no shares of Class B Common Stock were issued and outstanding, (C) no shares of Company Preferred Stock were issued and outstanding; and (D) 24,661,429 shares of Company Common Stock (all of which are Company Common Stock) were held by the Company as treasury shares. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.

(b)        Stock Reservation and Awards. As of the Capitalization Date, the Company has reserved 101,487,152 shares of Company Common Stock for issuance pursuant to the Company Stock Plans. As of the Capitalization Date, there were (i) outstanding Company Options to acquire 8,751,370 shares of Company Common Stock, (ii) 17,733,799 shares of Company Common Stock subject to outstanding Company RSUs and (iii) 3,812,574 shares of Company Common Stock subject to outstanding Company PSUs (assuming maximum performance). From the Capitalization Date to the date of this agreement, the Company has not issued or granted any shares of Company Common Stock, Class B Common Stock or Company Preferred Stock, except for the issuance of Company Common Stock pursuant to the vesting, exercise or settlement of Company Options, Company RSUs or Company PSUs. Section 3.7(b) of the Company Disclosure Letter sets forth, as of the date hereof, a list of all holders of outstanding Company Options, Company RSUs, and Company PSUs, and any other equity or equity-based awards issued by the Company pursuant to any of the Company Stock Plans or otherwise, including (A) the number of shares of Company Common Stock underlying the applicable award, (B) the employee identification number of the holder thereof, (C) the grant date, (D) the exercise price, and (E) and vesting schedule for such award, in each case as applicable.

(c)          Company Securities. Except as set forth in the Organizational Documents of the Company and its Subsidiaries and except as set forth in Sections 3.7(a) and (b), as of the date of this Agreement, there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company other than those which have become outstanding after the Capitalization Date and prior to the date hereof, which were reserved for issuance as of the Capitalization Date as set forth in Section 3.7(b); (ii) no outstanding options, warrants, calls, convertible or exchangeable securities or other rights or binding arrangements that obligate the Company or any of its Subsidiaries to (A) issue, transfer or sell or cause to be issued, transferred or sold, any shares of capital stock or other equity or voting interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity or voting interests (in each case other than to the Company or a Subsidiary thereof) or (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable security, or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any of its Subsidiaries (the items in clauses (i), (ii) and (iii), collectively, the “Company Securities”). As of immediately following the Effective Time, all equity interests of GBT JerseyCo Limited, a company limited by shares incorporated under the laws of Jersey, will be held by the Company.

(d)         Other Rights. Other than this Agreement, the Voting Agreements, the Company Shareholders Agreement and the Organizational Documents of the Company and its Subsidiaries, there are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; or (ii) obligations or binding commitments of any character to which the Company is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company or (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities. As of the date of this Agreement, the Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock.

3.8          Subsidiaries.

(a)          Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and (ii) has the requisite corporate power (or equivalent thereof) and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.8(a) of the Company Disclosure Letter sets forth a complete and accurate list of all of the Subsidiaries of the Company as of the date hereof.

(b)         All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company has been duly authorized, validly issued and is fully paid and nonassessable (to the extent applicable). The Company or a wholly owned Subsidiary of the Company owns one hundred percent (100%) of the capital stock of, or other equity or voting interest in, each direct or indirect Subsidiary of the Company free and clear of all liens, other than Permitted Liens. The Company does not own, directly or indirectly, any capital stock or other equity or voting interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity or voting interest of, any Person other than (i) the Subsidiaries of the Company and (ii) equity securities held for passive investment or cash management purposes. No Subsidiary of the Company owns any shares of capital stock or other equity or voting interest or other securities of the Company.

3.9        Company SEC Documents. Since December 31, 2023 and through the date of this Agreement, the Company has filed all material forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement. Each Company SEC Document complied, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Document was filed, and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.10        Company Financial Statements; Internal Controls.

(a)         Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Documents since December 31, 2023 (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments). Except as has been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company or any off- balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)      Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes‑Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement. Since December 31, 2023, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of any (i) material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the system of internal control over financial reporting utilized by the Company and (ii) any fraud that involves the Company’s management or other employees who have a significant role in the Company’s internal control over financial reporting.

3.11     No Undisclosed Liabilities. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required to be reflected or reserved against on a balance sheet (or notes thereto) prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Transactions or in connection with obligations under existing Contracts or applicable Law; (c) incurred in the ordinary course of business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of Contract, breach of warranty, tort, infringement, Legal Proceeding or violation of Law); or (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12       Absence of Certain Changes.

(a)         Since the date of the Company Balance Sheet through the date of this Agreement, except in connection with the execution and delivery of this Agreement and the consummation of the Transactions, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business.

(b)         Since the date of the Company Balance Sheet through the date of this Agreement, there has not been any change, event, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          Since the date of the Company Balance Sheet through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement to the Effective Time, would require Parent’s consent under Sections 5.2(b), 5.2(f), 5.2(k), 5.2(l) and 5.2(p).

3.13       Material Contracts.

(a)          List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Material Contracts.

(b)          Validity. Each Material Contract (other than any Material Contract that has terminated in accordance with its terms) has been made available to Parent, is valid and binding on the Company and the applicable Subsidiary of the Company that is a party thereto and is in full force and effect, except where the failure to be valid and binding and in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the date of the Company Balance Sheet through the date hereof, neither the Company nor any of its Subsidiaries have received any written notice regarding any actual or alleged violation, breach of or default under, intention to cancel or terminate any Material Contract, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.14      Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have good and valid fee simple title to all of the real property owned by the Company and its Subsidiaries (the “Owned Real Property”), free and clear of liens, except Permitted Liens; (b) the Company and its Subsidiaries have a good and valid leasehold interest in all of its real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as lessee or sublessee (the “Leased Real Property,” together with the Owned Real Property, the “Real Property”), free and clear of all liens (except for Permitted Liens); (c) each lease, license, sublease and occupancy agreement (each, a “Lease”) of Leased Real Property relating to the ten (10) largest Leases of the Company and its Subsidiaries (taken as a whole) (as measured by annual lease payments by the Company and its Subsidiaries) (each, a “Material Lease”) is valid and binding on the Company or its Subsidiaries and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto; and (d) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in breach or default under any of the Leases, beyond any applicable grace periods, nor is any Real Property (or the Company or its Subsidiaries in relation therewith) in violation of Laws applicable thereto. Section 3.14 of the Company Disclosure Letter sets forth a true and complete list of all material Owned Real Property and Material Leases.

3.15      International Trade. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, or employees is currently or has been since April 24, 2019, (a) a Person designated on a sanctions list maintained by the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) (including the List of Specially Designated Nationals and Blocked Persons), the U.S. Department of State, the United Nations Security Council, the European Union, any EU Member State, or the United Kingdom; (b) located, organized, or resident in a country or territory subject to a comprehensive embargo by OFAC (as of the date of this Agreement, Cuba, Iran, North Korea, and the Crimea the so-called “Donetsk People’s Republic” and the so-called “Luhansk People’s Republic” regions of Ukraine); or (c) in violation of Laws governing economic or trade sanctions, export and import controls, or anti-boycott requirements administered or enforced by the United States, United Nations, European Union, any EU Member State, or the United Kingdom (collectively, “Trade Controls”). Except as would not have a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened enforcement actions or investigations by a Governmental Authority against the Company or any of its Subsidiaries relating to Trade Controls.

3.16      Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries are, and since December 31, 2023 have been, in compliance with all applicable Environmental Laws, (b) no written notice of violation of any Environmental Law has been received by the Company or any of its Subsidiaries, the substance of which has not been resolved, (c) no Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries under any Environmental Law, (d) to the Knowledge of the Company, there has been no Release of Hazardous Substances by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any other Person, in violation of or that requires or would require remediation by the Company under Environmental Laws. The Company has made available to Parent true and correct copies of all material environmental assessments and reports (including Phase I and Phase II reports) relating to the Owned Real Property and Leased Real Property or the operation of the Company’s or any of its Subsidiaries’ business that are in the possession or reasonable control of the Company to the extent such reports identify any liabilities of the Company or any of its Subsidiaries that would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.17       Intellectual Property.

(a)       Section 3.17(a) of the Company Disclosure Letter lists all material Company Registered Intellectual Property, together with the record owner, the registration, patent or application number and date, and the jurisdiction. The Company and its Subsidiaries exclusively own the material Company Owned Intellectual Property, free and clear of all liens, other than Permitted Liens. The Company Registered Intellectual Property is subsisting, and all issued or registered Company Registered Intellectual Property is valid and enforceable, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable measures to establish and preserve their ownership of, and rights in, the Company Owned Intellectual Property; and (ii) the Company has maintained all Company Registered Intellectual Property in the ordinary course of business consistent with reasonable business practices. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Person who has contributed to the development of any Company Owned Intellectual Property purported to be owned by the Company or its Subsidiaries has assigned to the Company or its relevant Subsidiary ownership of such Company Owned Intellectual Property, except where such ownership vests in the Company or its Subsidiaries by operation of Law.

(c)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or any of its Subsidiaries is licensed, or otherwise possesses rights to use, all Intellectual Property used in their respective businesses as currently conducted; provided, however, that the representation and warranty in this Section 3.17(c) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any Intellectual Property, which is addressed in Section 3.17(e) below.

(d)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company as of the date of this Agreement, there are no pending or threatened Legal Proceedings by any Person against the Company or any of its Subsidiaries alleging infringement, misappropriation or other violation by the Company or any of its Subsidiaries of any Intellectual Property of such Person or challenging the ownership, validity, scope or enforceability of any Company Owned Intellectual Property.

(e)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, (i) the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person, and, since December 31, 2023, has not infringed, misappropriated or otherwise violated any Intellectual Property of any other Person, and (ii) no Person is infringing, misappropriating, or otherwise violating, or since December 31, 2023 has infringed, misappropriated, diluted or otherwise violated, any Company Owned Intellectual Property.

(f)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has provided or made available or is required to provide or otherwise make available to any escrow agent or other third party any source code of the material software applications owned by the Company or any of its Subsidiaries (“Company Software”), other than employees and contractors engaged by the Company or its Subsidiaries who are subject to written confidentiality and non-use obligations. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Software incorporates, links with, or otherwise uses any Open Source Software in a manner that requires the disclosure, licensing or distribution of any source code of such Company Software or restricts charging fees to licensees or end users of such Company Software.

3.18       Data Privacy and Cybersecurity.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries (i) take commercially reasonable measures designed to protect the security of the Company IT Systems, the confidentiality of the Know-How included in the Company Owned Intellectual Property and the Personal Information processed by or on behalf of the Company and its Subsidiaries and (ii) have in place commercially reasonable data backup and disaster recovery plans and procedures. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) since December 31, 2023, there has been no Security Incident or failure, breakdown, unauthorized access, or other adverse event with respect to any of the Company IT Systems that has caused a disruption to the conduct of the business of the Company and its Subsidiaries or resulted in the unauthorized access, use, disclosure, deletion, destruction, modification or corruption of any material information or data contained therein, and (y) the Company IT Systems are reasonably sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted and, to the Knowledge of the Company, do not contain any bugs, disabling codes, spyware, Trojan horses, adware, worms and other malicious code.

(b)         Since December 31, 2023, the Company and its Subsidiaries have complied with (i) Data Protection Laws regarding the collection, use and disclosure of Personal Information stored or processed by the Company or any of its Subsidiaries, and (ii) written policies, notices, and contractual obligations of the Company and its Subsidiaries, in each case, related to privacy, security or the processing of Personal Information (collectively, the “Privacy Requirements”), except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)       Since April 8, 2025, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (i) is a “covered person,” (ii) to the extent the DOJ DSP Rule is applicable to the Company or its Subsidiaries and except as permitted by the DOJ DSP Rule, has been a party to or has engaged in, or directed any “covered data transaction,” (iii) has engaged in transactions with the purpose of evading or avoiding the prohibitions in the DOJ DSP Rule, or (iv) to the extent the DOJ DSP Rule is applicable to the Company or its Subsidiaries and except as permitted by the DOJ DSP Rule, has granted any “country of concern” or “covered person” “access” to any “government-related data” or “bulk U.S. sensitive personal data,” as all such terms are defined under the DOJ DSP Rule.

3.19      Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)         each of the Company and its Subsidiaries has timely filed (taking into account valid extensions) all Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects;

(b)         each of the Company and its Subsidiaries has paid, or has adequately reserved for the payment of, all material Taxes that are required to be paid by it (whether or not shown as due on any Tax Return) and has withheld all Taxes required to be withheld from payments to employees, creditors, customers, and other third parties;

(c)          neither the Company nor any of its Subsidiaries has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any Tax, in each case that has not since expired;

(d)          no audits or other examinations with respect to any Taxes of the Company or any of its Subsidiaries are presently in progress or pending;

(e)          neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (ii) has any liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, or otherwise as a matter of Law;

(f)          neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (A) change in method of accounting or use of an improper accounting method in any taxable period (or portion thereof) ending on or before the Closing Date pursuant to Section 481 of the Code (or any analogous or similar provision of U.S. state, or local or non-U.S. Tax Law), (B) intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law), (C) installment sale or open transaction disposition made prior to the Closing, or (D) prepaid or deposit amount received, or deferred revenue accrued, outside the ordinary course of business prior to the Closing;

(g)        there are no liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens described in clause (i) of the definition thereof;

(h)        neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group for Tax purposes (other than a group the common parent of which is the Company or a Subsidiary of the Company);

(i)        neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2); and

(j)          within the past two (2) years, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

3.20       Employee Benefits.

(a)          Employee Plans. Section 3.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of all material Employee Plans.

(b)          Absence of Certain Plans. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its ERISA Affiliates maintains, sponsors, participates in, contributes to, or has any obligation to contribute to (or, within the past six (6) years, has maintained, sponsored, participated in, contributed to, or had any obligation to contribute) or has (or within the past six (6) years, has had) any liability with respect to, (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”), (ii) a “multiple employer plan” that is subject to Section 4063 or Section 4064 of ERISA, or (iii) any other plan that is subject to Section 412 or 430 of the Code or Title IV of ERISA or Section 302 of ERISA. No Employee Plan is, and neither the Company nor any of its Subsidiaries has any liability with respect to, a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(c)        Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Plan has been maintained, funded, operated and administered in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the U.S. Internal Revenue Service, and, to the Knowledge of the Company, no events have occurred that would reasonably be expected to result in the revocation of the qualified status of any such Employee Plan.

(d)        Employee Plan Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, as of the date of this Agreement, there are no Legal Proceedings pending or threatened on behalf of or against any Employee Plan, other than routine claims for benefits.

(e)         No Welfare Benefit Plan. No Employee Plan provides material post-termination or retiree life insurance or health benefits to any person, except as may be required by Section 4980B of the Code or any similar Law. Neither the Company nor any of its Subsidiaries provides or has any obligation to provide welfare benefits to any person who is not a current or former employee of the Company or its Subsidiaries (or a dependent or beneficiary thereof).

(f)          Section 280G. None of the execution and delivery of this Agreement or the consummation of the Transactions shall result in any payment or benefit made by the Company or any of its Subsidiaries to be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code, except as set forth in Section 3.20(f) of the Company Disclosure Letter or as provided in this Agreement and excluding, solely for determining compliance with this Section 3.20(f), any arrangements entered into by, or at the direction of, Parent and/or any of its Affiliates at or prior to the Closing.

(g)          Section 409A. Each Employee Plan that is subject to Section 409A of the Code is in documentary and operational compliance with Section 409A of the Code in all material respects. Neither the Company nor any of its Subsidiaries has a contractual obligation to gross up or make any Person whole for any taxes under or relating to Sections 409A, 280G or 4999 of the Code.

(h)      Transaction Payments. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein (either alone or in combination with another event) will (i) entitle any former or current employee or other individual service provider (or, in each case, any of their dependents or beneficiaries) of the Company or any of its Subsidiaries to payment of any compensation or benefit or (ii) accelerate the time of payment, funding (through a grantor trust or otherwise) or vesting, or materially increase the amount, of any compensation, equity award or any other benefit to any current or former employee or other individual service provider (or, in each case, any of their dependents or beneficiaries) of the Company or any of its Subsidiaries.

(i)          UK Pensions. Save in relation to the UK DB Plans, neither the Company nor any of its Subsidiaries is or has ever been an “employer” of any UK defined benefit pension arrangement for the purposes of the UK Pensions Act 2004, and no debt under section 75 or section 75A of the UK Pensions Act 1995 is outstanding to either UK DB Plan. Except as set forth in Section 3.20(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owes (or is reasonably expected to owe) any liabilities or obligations to or in respect of the AMEX Defined Benefit Plan (as defined in the Company Disclosure Letter). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) save in relation to the UK DB Plans, neither the Company nor any of its Subsidiaries is or has in the last six years been an “associate of” or “connected with” an “employer” of any UK defined benefit pension arrangement for the purposes of the UK Pensions Act 2004, (ii) each UK DB Plan has been operated and administered at all times in material compliance with its governing terms and applicable Law, (iii) no debt under section 75 or section 75A of the UK Pensions Act 1995 is reasonably expected to be triggered by the execution and delivery of this Agreement or the consummation of the Transactions, (iv) the UK Pensions Regulator has not issued a contribution notice or financial support direction nor imposed any sanction under section 58C or section 58D of the UK Pensions Act 2004 against the Company or any of its Subsidiaries nor to the Knowledge of the Company are there any existing circumstances which are reasonably expected to result in any such issuance or imposition, and (v) to the Knowledge of the Company, no current or former employee has ever transferred to the Company or any of its Subsidiaries under the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or 2006 having been a member of a UK defined benefit pension arrangement with any former employer in circumstances where the Company or any of its Subsidiaries has inherited an obligation to fund or meet the cost of any early-retirement or redundancy benefits which derive from such arrangement. In relation to the UK DB Plans, Company has made available to Parent a copy of the governing trust deed and rules of each UK DB Plan and any guarantee, funding agreement, security or other similar arrangement in place.

(j)        Labor Matters. The Company and each of its Subsidiaries, as applicable, is in compliance with all Collective Bargaining Agreements to which it is a party or bound, except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there are no pending or, to the Knowledge of the Company threatened, proceedings or material efforts of any labor union to organize any employees of the Company or any of its Subsidiaries with respect to their employment with the Company or any of its Subsidiaries. As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened strike, lockout, work slowdown, or work stoppage against the Company or any of its Subsidiaries pending or threatened in writing directly against the Company or any of its Subsidiaries, except where such strike, lockout, work slowdown or work stoppage would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any obligation to inform or consult any labor union, works council, or similar employee representative body in connection with the execution, delivery, or performance of this Agreement or the consummation of the Transactions.

3.21       Compliance with Laws. The Company and each of its Subsidiaries is, and has been since December 31, 2023, in compliance with all Laws that are applicable to the Company and its Subsidiaries, except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2023, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority (a) alleging any conflict with or breach of any Governmental Authorization or (b) that the Company or any of its Subsidiaries or any of their respective directors or officers (in their capacity as such), as applicable, is under investigation by any Governmental Authority for potential non-compliance with any applicable Law, in each case the substance of which has not been resolved or except as otherwise would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.22       Legal Proceedings; Orders.

(a)        No Legal Proceedings. As of the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger or the other Transactions and there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries.

(b)          No Orders. As of the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay the consummation of the Merger or the other Transactions, neither the Company nor any of its Subsidiaries is subject to any outstanding Order that would prevent or materially delay the consummation of the Transactions or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.23      Insurance. As of the date of this Agreement, the Company and its Subsidiaries maintain insurance policies covering the Company and its Subsidiaries and their respective employees, properties or assets in such amounts and against such risks as the Company believes to be commercially reasonable. As of the date of this Agreement, all such insurance policies are in full force and effect, no written notice of cancellation has been received by the Company or its Subsidiaries with respect to any such insurance policy, and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured party thereunder, except for such defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.24       Anti-Corruption Compliance.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company any other Person acting on behalf of the Company or any of its Subsidiaries has, for the past three (3) years, taken any action that would cause any of the foregoing to be in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, or any other applicable anticorruption Laws (the “Anticorruption Laws”).

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the past three (3) years, to the Knowledge of the Company, none of the Company, any of its Subsidiaries, or any officer, director, employee, or any other Person acting on behalf of the Company or any of its Subsidiaries, has been the subject of (i) any allegations, investigations, litigation, or voluntary or directed disclosures, in each case by or to any Governmental Authority, or (ii) any internal investigations or whistleblower reports, in each case related to a violation of applicable Anticorruption Laws.

3.25       Government Contracts.

(a)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Government Contract and any proposals or bids submitted for any Government Contract, during the past three (3) years: (i) neither the Company nor any of its Subsidiaries, nor any of their respective Principals (as that term is defined by 48 C.F.R. § 2.101) or employees, is or has been suspended or debarred, proposed for debarment or suspension, declared ineligible or determined non-responsible from holding, performing or bidding on any Government Contract, and no such Legal Proceeding regarding suspension, debarment, ineligibility or non-responsibility has been commenced or threatened in writing; (ii) neither the Company nor any of its Subsidiaries has received any written notice of (A) a termination for default or cause relating to such Government Contract, or (B) any other material claim or other material dispute relating to such Government Contract; (iii) neither the Company nor any of its Subsidiaries has made any voluntary or mandatory disclosure to any Governmental Authority, with respect to any misstatement, significant overpayment or actual, alleged or potential material violation of Law relating to such Government Contract; (iv) neither the Company nor any of its Subsidiaries has received any written civil investigative demand or subpoena relating to such Government Contract; (v) neither the Company nor any of its Subsidiaries has performed any Government Contract subject to cost reimbursement requirements as defined by 48 C.F.R. Subpart 16.3, or otherwise subject to cost reimbursement requirements contained in 48 C.F.R. Parts 30 or 31; (vi) neither the Company nor any of its Subsidiaries has received written notice from a Governmental Authority, prime contractor or subcontractor of (A) any material breach or material violation of any applicable Law relating to such Government Contract; (B) a cure notice or show cause notice relating to such Government Contract that remains outstanding, or (C) any audit (other than ordinary course pre-award or closeout audits) or investigation by any Governmental Authority relating to such Government Contract; and (vii) the Company and its Subsidiaries have complied with all Laws applicable to any Government Contract and any proposals or bids submitted for any Government Contract, and the terms and conditions of (including all representations and certifications relating to) such Government Contract.

(b)          Section 3.25(b) of the Company Disclosure Letter, to the extent permissible by Law, sets forth all Facility Security Clearances (“FCLs”) as defined in 32 C.F.R. § 117.3(b), held by the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each employee performing on cleared Government Contracts possesses all Personnel Security Clearances (“PCLs”) required to perform the applicable Government Contracts and the Company and its Subsidiaries possess all FCLs required to perform the applicable Government Contracts or other classified work; (ii) the Company and its Subsidiaries, and, to the Knowledge of the Company, each current employee, who holds a PCL or FCL is, and during the past three (3) years has been, in compliance with the NISPOM in all material respects; and (iii) the Company and its relevant Subsidiaries have resolved any adverse audit or other findings with a CSA concerning its FCLs and have had at least a “satisfactory” rating (or similar rating) from each CSA with respect to its FCLs for the past three (3) years. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, no previous FCLs held by the Company or any of its Subsidiaries have been revoked for any reason, other than lack of use.

(c)          Except for the CSA Notification, as set forth in Section 6.2(b), the execution and delivery of this Agreement by the Company, the performance by the Company of obligations hereunder, and the consummation of the Transactions will not require: the (i) novation or (ii) assignment of any Government Contract; or (iii) to the Knowledge of the Company, the consent of a counterparty to any Government Contract; or (iv) any notice, disclosure, or approval of any foreign ownership, control, or influence (“FOCI”), except for any such novations, assignments, consents, notices, disclosures or approvals that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.26      Brokers. Except for Rothschild & Co US Inc., there is no financial advisor, investment banker, broker, finder or agent that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions.

3.27       Company Information. The information supplied or to be supplied by the Company for inclusion in the Proxy Statement will not, at the time the Proxy Statement (and any amendment or supplement thereto) is first filed with the SEC and at the time it is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

3.28       No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any of the Company’s Subsidiaries nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Parent and Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Company nor any of the Company’s Subsidiaries nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any projections, forecasts, estimates, budgets or prospect information of future revenues, future production, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company and its Subsidiaries or the future business and operations of the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the Transactions).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

4.1         Organization; Good Standing. Parent (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except, in the case of clause (b) where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except, in the case of clause (ii) where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor Merger Sub is in violation of its Organizational Documents in any respect that would, or would reasonably be likely to, materially impair or prevent Parent or Merger Sub, as applicable, from performing its obligation hereunder.

4.2        Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate power (or the equivalent thereof) and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) subject to receipt of the written consent contemplated by Section 6.16, consummate the Transactions. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.3        Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective obligations hereunder, and subject to receipt of the written consent contemplated by Section 6.16, the consummation of the Transactions (a) do not violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) do not, assuming the Governmental Authorizations referred to in Section 4.4 are obtained, violate or conflict with any Law applicable to Parent or Merger Sub; and (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.4         Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent, Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by Parent and Merger Sub, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws, Foreign Investment Laws and FSR Laws set forth on Section 3.6 of the Company Disclosure Letter; and (iv) such other Governmental Authorizations the failure of which to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5       No Foreign Person. As of the date hereof, as a result of the Merger and the other Transactions contemplated by this Agreement, no foreign person affiliated with Parent, whether affiliated as a limited partner, co-investor, or otherwise, will obtain through Parent or otherwise any of the following: (i) “control” (as defined in the DPA) of the Company, including the power to determine, direct or decide any important matters for the Company; (ii) access to any “material nonpublic technical information” (as defined in the DPA) in the possession of the Company (which will not include financial information about the Company), including access to any information not already in the public domain that is necessary to design, fabricate, develop, test, produce, or manufacture the Company’s products, including processes, techniques, or methods; (iii) membership or observer rights on the Company Board or board of directors of the Surviving Corporation or the right to nominate an individual to a position on the Company Board or board of directors of the Surviving Corporation; or (iv) any involvement (other than through voting of shares) in substantive decision making of the Company regarding the use, development, acquisition or release of any of the Company’s “critical technologies” (as defined in the DPA).

4.6         Legal Proceedings; Orders.

(a)          No Legal Proceedings. As of the date of this Agreement, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, there are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub.

(b)         No Orders. As of the date of this Agreement, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, neither Parent nor Merger Sub is subject to any Order that would prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations pursuant to this Agreement.

4.7        Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners, Affiliates or “Affiliates” or “Associates” (as such terms are defined in Article XII of the Charter) (a) has owned any shares of Company Common Stock or other equity securities of the Company or any of its Subsidiaries or (b) is or has been an “interested stockholder” (as defined in Article XII of the Charter), in each case, during the three years prior to the date of this Agreement.

4.8         Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission payable by the Company or any of its Subsidiaries prior to the Closing in connection with the Transactions.

4.9        Operations of Parent and Merger Sub. The authorized capital stock of Merger Sub consists solely of one thousand (1,000) shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Transactions and the Merger, respectively, and, prior to the Effective Time, Parent and Merger Sub shall not have engaged in any other business activities and shall not have incurred liabilities or obligations other than as contemplated by the Financing Letters, the Guarantee and this Agreement. Parent owns beneficially and of record all of the outstanding capital stock and other equity and voting interest in, Merger Sub free and clear of all liens.

4.10      No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents to adopt this Agreement and consummate the Merger.

4.11       Guarantee. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company, respectively, a true, correct and complete copy of the Guarantee, duly executed by such Guarantor in favor of the Company. The Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of the Guarantor, enforceable against it in accordance with its terms. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach or failure to satisfy a condition on the part of the Guarantor under the Guarantee.

4.12        Financing.

(a)         Financing Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of (i) a duly executed equity commitment letter, dated as of the date of this Agreement, between Parent and the Guarantor (the “Equity Commitment Letter”) pursuant to which the Guarantor has committed, subject to the terms and conditions therein, to invest in Parent, directly or indirectly, the amounts set forth therein for the purpose of funding a portion of the transactions contemplated hereby and thereby (the “Equity Financing”); (ii) a duly executed preferred equity commitment letter, dated as of the date of this Agreement (including all exhibits, schedules, term sheets, and annexes thereto, as may be amended or modified solely in accordance with the terms hereof, the “Preferred Equity Commitment Letter”), between a direct or indirect parent of Parent (the “Preferred Equity Issuer”) and the Preferred Equity Financing Sources party thereto, pursuant to which the Preferred Equity Financing Sources party thereto have committed, subject to the terms and conditions therein, to provide the amounts set forth therein for the purpose of funding a portion of the transactions contemplated hereby and thereby (the “Preferred Equity Financing”) and (iii) a duly executed debt commitment letter, dated as of the date of this Agreement, among Parent and the Debt Financing Sources party thereto (including all exhibits, schedules, term sheets, and annexes thereto, as may be amended or modified solely in accordance with the terms hereof, collectively the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the Preferred Equity Commitment Letter and the Fee Letters referenced below, the “Financing Letters”), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions therein, to lend the amounts set forth therein for the purpose of funding a portion of the transactions contemplated hereby and thereby (including the repayment, prepayment or discharge of the outstanding Company Indebtedness) (together with any Alternate Financing, the “Debt Financing” and, together with the Equity Financing and the Preferred Equity Financing, the “Financing”). Parent has also delivered to the Company true, correct and complete copies of executed fee letters (which may be redacted solely with respect to the fee amounts, "market flex" provisions, "securities demand" provisions, alternative transaction fees, "successful syndication" concepts, and other customarily redacted economic provisions (including pricing terms and pricing caps)) in connection with the Preferred Equity Commitment Letter and the Debt Commitment Letters (any such letter, a “Fee Letter”); provided that, in each case, such redactions do not redact any term or provision that would constitute or effect a Prohibited Modification and could not be reasonably expected to adversely affect conditionality, enforceability or termination provisions or reduce the aggregate principal amount (except as a result of increased original issue discount or upfront fees resulting from the exercise of “market flex” provisions) of the Preferred Equity Financing or the Debt Financing. The Equity Commitment Letter provides that the Company is entitled to enforce the Equity Commitment Letter in accordance with the terms thereof.

(b)         No Amendments. As of the date of this Agreement, (i) the Financing Letters and the terms of the Financing have not been amended, restated, amended and restated, supplemented or otherwise modified or waived, (ii) other than any amendment solely to add additional lenders, agents, arrangers, bookrunners, co-arrangers, co-bookrunners or managers to the Debt Commitment Letters in connection with the Financing, no such amendment, restatement, supplement or modification is contemplated by Parent or, to the knowledge of Parent, by any other party to the Financing Letters and (iii) the respective commitments contained in the Financing Letters have not been withdrawn, terminated, replaced or rescinded in any respect, and no such withdrawal, termination, replacement or rescission is contemplated by Parent or, to the knowledge of Parent, by any other party to the Financing Letters. As of the date of this Agreement, other than the Financing Letters, there are no other Contracts, side letters, agreements or arrangements (written or oral) to which Parent, Merger Sub, the Guarantors or any of their respective Affiliates is a party directly or indirectly relating to the Financing, other than as expressly set forth in the Financing Letters delivered to the Company and any customary engagement letters entered into in connection with the Debt Financing or the Preferred Equity Financing that do not impact the conditionality, availability or amount of the Debt Financing or the Preferred Equity Financing, as applicable.

(c)         Sufficiency of Financing. Assuming (x) the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 and (y) the satisfaction of the conditions to funding under the Debt Commitment Letters and the other Financing Letters, the aggregate proceeds from the Financing will be sufficient to (i) consummate the Merger and the other transactions contemplated hereby on the terms and conditions set forth herein, and make all payments contemplated by this Agreement in connection with the consummation of the Closing (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger); (ii) repay, prepay or discharge (after giving effect to the Merger) the principal of and interest, fees, premiums or other amounts payable on, and all other indebtedness outstanding pursuant to the Company Indebtedness both (x) as contemplated by this Agreement and (y) to the extent such Company Indebtedness is required to be repaid, prepaid, redeemed or discharged, as applicable, on the Closing Date in connection with the Merger; and (iii) pay all fees and expenses required to be paid at Closing by the Company, Parent, Preferred Equity Issuer or Merger Sub (including fees, expenses, original issue discount and similar premiums and charges in connection with the Financing Letters and after giving effect to the maximum amount of flex (including original issue discount and any other applicable flex)) in connection with the Merger and the Financing (the sum of (i), (ii) and (iii), the “Required Amount”).

(d)        Validity. As of the date of this Agreement, each of the Financing Letters (in the forms delivered by Parent to the Company) is in full force and effect with respect to, and constitute the legal, valid and binding obligations of, Parent, the Guarantor, Merger Sub, Preferred Equity Issuer (in each case, to the extent a party thereto) and, to the knowledge of Parent, the other parties thereto, as applicable, enforceable against Parent, the Guarantor, Merger Sub, Preferred Equity Issuer and, to the knowledge of Parent, assuming due and valid execution by each other party thereto, the other parties thereto, as applicable, in accordance with their terms (except as limited by the Enforceability Exceptions). Other than as expressly set forth in the Debt Commitment Letters, the Preferred Equity Commitment Letter and Equity Commitment Letter, there are no conditions precedent (including in the “market flex” provisions) or other contingencies related to the funding of the amount of the Financing required to consummate the transactions contemplated by this Agreement pursuant to any agreement relating to the Financing to which the Guarantor, Parent, Merger Sub, Preferred Equity Issuer or any of their respective Affiliates is a party. As of the date of this Agreement assuming satisfaction of the conditions set forth in Section 7.1 and Section 7.2, each of Parent, Merger Sub and Preferred Equity Issuer has no reason to believe that (x) it or any other party to the Financing Letters will be unable to satisfy on a timely basis any term or condition therein, (y) the full amount of the Financing required to consummate the transactions contemplated by this Agreement will not be made available to Parent on or prior to the Closing Date or (z) the conditions in the Financing Letters will not otherwise be satisfied. As of the date of this Agreement, no event has occurred that, with or without notice or lapse of time or both, could, or could reasonably be expected to constitute, or could constitute, a default, breach or failure to satisfy a condition by Parent, the Guarantor, Merger Sub, the Preferred Equity Issuer or any other party to any of the Financing Letters under the terms and conditions of any of the Financing Letters, or otherwise result in any portion of the Financing to become unavailable or materially delayed. As of the date of this Agreement, none of the representations and warranties of Parent or Merger Sub in the Financing Letters is inaccurate in any material respect. As of the date of this Agreement, Parent, Merger Sub and Preferred Equity Issuer have fully paid, or caused to be fully paid, all commitment or other fees and amounts that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters. As of the date of this Agreement, none of the Financing Sources has notified any of the Parent Related Parties of (1) its intention to terminate its respective Financing Letter or not to provide its respective Financing or (2) any default or breach under its respective Financing Letter or a failure of any term or condition thereunder.

(e)          No Exclusive Arrangements. As of the date of this Agreement, none of Guarantors, Parent, Merger Sub or Preferred Equity Issuer or any of their respective Affiliates has entered into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Merger.

4.13       Stockholder and Management Arrangements. As of the date hereof, none of Guarantors, Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other express understandings (whether or not binding) with any stockholder (other than with any limited party or other equity financing source of Guarantors or any of their respective Affiliates or pursuant to the Voting Agreements), director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; (ii) the Company; or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock (including through any “roll-over” of existing equity in connection with the Transactions); (ii) any Company Stockholder has agreed to approve this Agreement or vote against any Superior Proposal (other than pursuant to the Voting Agreements); or (iii) any stockholder, director, officer, employee or other Affiliate of the Company has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.14       Solvency. As of the Effective Time, assuming (i) the satisfaction or waiver of the conditions set forth in Article VII, (ii) the representations and warranties of the Company contained in Article III are true and correct in all material respects and (iii) immediately after giving effect to the Merger (including the payment of all amounts payable at Closing pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, Preferred Equity Issuer, the Company and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries (on a consolidated basis) will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries (on a consolidated basis), including contingent and other liabilities; and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged; and (c) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will be able to pay their liabilities, including contingent and other liabilities, as they mature. No transfer of property is being made by Parent, Merger Sub, Preferred Equity Issuer, the Surviving Corporation or any their respective Affiliates (or is contemplated being made) and no obligation is being incurred (or is contemplated being incurred) by Parent, Merger Sub, Preferred Equity Issuer, the Surviving Corporation or any of their respective Affiliates in connection with the Transactions (or any series of related transactions or any other transactions in close proximity with the Transactions) (a) with the intent to hinder, delay or defraud either present or future creditors of the Surviving Corporation, Parent, Merger Sub, Preferred Equity Issuer or any of their respective Affiliates, (b) that could reasonably be expected to render the Surviving Corporation, Parent, Merger Sub, Preferred Equity Issuer or any of their respective Affiliates insolvent or (c) that as of the date hereof, is reasonably expected to have a material adverse effect on the long term financial sustainability of the Surviving Corporation, Parent, Merger Sub, Preferred Equity Issuer or any of their respective Affiliates.

4.15      Non-Reliance. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts, and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that, except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub have not relied on such information or on any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of the Company and will, except for the representations and warranties expressly set forth in Article III, have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto. Without limiting the generality of the foregoing, Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly made by the Company in Article III, neither the Company nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

4.16      Parent and Merger Sub Information. The written information supplied or to be supplied by Parent or Merger Sub for inclusion in the Proxy Statement will not, at the time the Proxy Statement (and any amendment or supplement thereto) is first filed with the SEC and at the time it is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.17      No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent or Merger Sub or their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives or any information developed by Parent, Merger Sub or any of their respective Representatives.

ARTICLE V
INTERIM OPERATIONS OF THE COMPANY

5.1       Affirmative Obligations. Except (a) as expressly set forth in this Agreement, (b) as set forth in Section 5.1 the Company Disclosure Letter, (c) as required by applicable Law, (d) as necessary or advisable in response to any Cybersecurity Measures, or to protect the health and safety of the Company’s and its Subsidiaries’ employees, suppliers, partners and other individuals having business dealings with the Company and its Subsidiaries, in each case, to the extent practicable under the circumstances, (x) after written notice to and (y) prior consultation with, Parent or (e) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time (the “Interim Period”), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (i) preserve intact in all material respects its assets, properties and Material Contracts, (ii) conduct its business in all material respects in the ordinary course of business, and (iii) preserve intact in all material respects its significant commercial relationships with third parties; provided that no action or omission by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 shall be deemed a breach of this sentence unless such action or omission would constitute a breach of such relevant provision of Section 5.2).

5.2         Forbearance Covenants. Without limiting Section 5.1, except (a) as expressly set forth in this Agreement, (b) as set forth in Section 5.2 the Company Disclosure Letter, (c) as required by applicable Law, (d) to the extent necessary to comply with the express obligations set forth in any Material Contract in effect as of the date hereof that has been made available to Parent or (e) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company shall not, and shall not permit any of its Subsidiaries, to:

(a)          amend or otherwise modify the Organizational Documents of the Company or any of its Subsidiaries (except, in the case of the Company’s Subsidiary Organizational Documents, amendments that would not reasonably be expected to adversely affect Parent);

(b)          propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion, division, restructuring, recapitalization or other reorganization (other than any recapitalization, conversion, or other restructuring of intercompany indebtedness in the ordinary course of business consistent with past practice);

(c)          issue, sell, deliver or agree or commit to issue, sell or deliver any Company Securities, except (i) in accordance with the terms of any employment agreements or any award agreements under the Company Stock Plans or otherwise, with respect to, and upon the vesting, exercise or settlement of, Company Options, Company RSUs or Company PSUs, in each case, outstanding on the date of this Agreement; or (ii) as contemplated by Section 5.2(g) or Section 6.11;

(d)          (i) agree to any matter with any trustee of either UK DB Plan in relation to the Transactions contemplated hereby or which is otherwise material to the funding of either UK DB Plan; (ii) materially amend the governing terms of either UK DB Plan; (iii) materially increase the rate of employer contributions payable to either UK DB Plan or otherwise put in place any additional material cash funding or other financial support (including any guarantee or other security) for either UK DB Plan; (iv) reduce, terminate or withdraw any existing guarantee, security or other financial support which is in place for either UK DB Plan as at the date of this Agreement; or (v) trigger or consent to the triggering of any debt under section 75 or section 75A of the UK Pensions Act 1995 to either UK DB Plan; provided that, for the avoidance of doubt and subject to Section 6.11(f) of this Agreement, nothing in this Section 5.2(d) shall prevent the Company or any of its Subsidiaries from initiating, conducting or progressing discussions or negotiations with any trustee of either UK DB Plan in connection with any triennial actuarial valuation of such UK DB Plan, or any other matter regarding either UK DB Plan (so long as such other matter is not material to the funding of, or the financial support for, either UK DB Plan); provided that the Company shall not agree, finalize or otherwise commit to the terms of any triennial actuarial valuation (including any schedule of contributions and/or recovery plan) without the prior written approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed) and Company shall also provide reasonable updates and reasonable information to Parent at the time of (or promptly following) any material developments or matters which occur in respect of any such discussions or negotiation with the trustees of any UK DB Plan;

(e)          except for transactions solely among the Company and its wholly owned Subsidiaries or solely among the wholly owned Subsidiaries of the Company, adjust, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity or voting interest, other than (i) the acquisitions of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options to pay the exercise price of such Company Options, (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the exercise of Company Options or the vesting and settlement of Company RSUs or Company PSUs, (iii) the acquisition by the Company of Company Options, Company RSUs or Company PSUs (and the shares underlying such awards) in connection with the forfeiture of such awards, in each case, in accordance with their respective terms or (iv) repurchases pursuant to the Company’s publicly disclosed share repurchase program in amounts not exceeding (A) the amounts authorized by the Company Board as of the date of this Agreement or (B) the Per Share Price;

(f)        (i) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, except for cash dividends or other distributions made by any direct or indirect Subsidiary of the Company to the Company or one of its other Subsidiaries in the ordinary course of business consistent with past practice, (ii) pledge or encumber any shares of its capital stock or other equity or voting interests or securities (other than liens pursuant to any Company Indebtedness) or (iii) modify the terms of any shares of its capital stock or other equity or voting interests;

(g)          incur, assume, endorse, modify the terms of, refinance, guarantee, or otherwise become liable for any indebtedness for borrowed money, except (i) borrowings in the ordinary course of business under the Company Credit Agreement as in effect on the date hereof, (ii) guarantees or credit support provided by the Company or any of its Subsidiaries of the obligations of the Company or any of its Subsidiaries to the extent such indebtedness is in existence on the date of this Agreement or incurred in compliance with this Section 5.2(g), (iii) letters, of credit, guarantees, performance bonds, surety bonds and similar items entered into in the ordinary course of business, (iv) any indebtedness among the Company and its Subsidiaries or among the Company’s Subsidiaries or (v) other indebtedness for borrowed money up to $10,000,000 in the aggregate;

(h)         mortgage, pledge or otherwise encumber any material assets, tangible or intangible, or create any lien thereon, except for Permitted Liens;

(i)          (i) hire, promote, or terminate (other than for cause or death) any employee or individual independent consultant who is or would be at the compensation grade level of E3 or above; provided, that with respect to any employee or individual independent consultant who is or would be receiving annual base salary or annualized wages in excess of $250,000, such hire, promotion or termination (other than for cause or death) shall be made in consultation with Parent; (ii) enter into, adopt, amend or modify in any material respect (including accelerating the vesting), or terminate any material Employee Plan; or (iii) materially increase the compensation of any director, officer, employee or individual independent consultant, except, in the case of each of clauses (ii) and (iii), (A) to the extent required by applicable Law or pursuant to any Employee Plan in effect on the date of this Agreement (or as amended in accordance with this Agreement); (B) in conjunction with annual renewals or plan design changes for the Employee Plans that are made in the ordinary course of business, where such annual renewals or plan design changes will not result in a material increase to costs or liabilities of the Company or Parent;

(j)          settle any Legal Proceeding for an amount in excess of $5,000,000 individually or $15,000,000 in the aggregate other than (i) any settlement where the amount paid or to be paid by the Company or any of its Subsidiaries in excess of the amounts set forth above is covered entirely by insurance coverage maintained by the Company or any of its Subsidiaries or (ii) any settlement of Transaction Litigation in compliance with Section 6.13; provided that, any such settlements do not impose material restrictions on the business activities of the Company or any of its Subsidiaries;

(k)        change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any Governmental Authority or applicable Law;

(l)          except as required by law, (i) make, change or revoke any material Tax election, (ii) adopt, change or revoke any material accounting period or method with respect to Taxes, (iii) file any amended material Tax Return, (iv) enter into any closing agreement with respect to a material amount of Taxes, or (v) settle or compromise any proceeding with respect to any material Tax claim or assessment in an amount greater than $1,000,000;

(m)          (i) voluntarily recognize any labor union, works council, or similar employee representative body as the bargaining unit representative of any employees of the Company or any Subsidiary or (ii) enter into or make any material amendments to any Collective Bargaining Agreement or other Contract with a labor union, works council, or other similar employee representative body that would (x) materially increase aggregate costs to the Company or any Subsidiary, (y) materially increase the scope or duration of the Company’s or any Subsidiary’s obligations, or (z) impose any material restrictions or other limitations on the conduct or operation of the business;

(n)       incur or commit to incur any capital expenditures (which, for the avoidance of doubt, shall not include any capitalized expenses for internal use software) other than in amounts not to exceed 110% of the Company’s capital budget set forth in Section 5.2(n) of the Company Disclosure Letter;

(o)          take any of the actions set forth on Section 5.2(o) of the Company Disclosure Letter;

(p)         sell, dispose of or acquire any division, assets, properties, businesses or equity securities in any Person (including by merger, consolidation or acquisition of stock or assets), other than (i) such transactions solely between or among the Company and its wholly-owned Subsidiaries, (ii) assets in the ordinary course of business or (iii) that do not exceed $25,000,000 in aggregate consideration;

(q)          sell, assign, consensually encumber (other than with respect to Permitted Liens), transfer, license, abandon, place in the public domain, permit to lapse or otherwise dispose of any Company Owned Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, except for (i) non-exclusive licenses granted in the ordinary course of business or the lapse or expiration of Company Registered Intellectual Property at the end of its statutory term or (ii) liens pursuant to the Company Credit Agreement; or

(r)          agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

The Company shall consult with Parent in good faith prior to implementation of any material change to its information technology systems, digital infrastructure or artificial intelligence strategy or use, including adoption of new technologies or entry into or expansion or renewal of any material technology-related contracts, and shall collaborate with Parent in good faith on the evolution of the Company’s artificial intelligence and technology roadmap.

5.3         No Solicitation.

(a)          No Solicitation or Negotiation. Subject to the terms of this Section 5.3, during the Interim Period, the Company and its Subsidiaries shall not, and shall not authorize or knowingly permit any of their respective Representatives (in their capacities as such) to, directly or indirectly, (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or is reasonably expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries, in any such case to the extent related to the making, submission or announcement of, or to knowingly encourage or knowingly facilitate, an Acquisition Proposal; (iii) participate or engage in any discussions or negotiations with any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with respect to an Acquisition Proposal, in each case, other than informing such Persons of the existence of the provisions contained in this Section 5.3; (iv) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (or “clean team” agreement in connection therewith) entered into in accordance with Section 5.3 (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”); or (v) resolve or agree to do any of the foregoing. The Company and its Subsidiaries shall, and shall direct their respective Representatives (in their capacities as such) to, (A) immediately following the execution of this Agreement, cease and cause to be terminated any activities, discussions, communications or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal (or that would reasonably be expected to lead to an Acquisition Proposal) by such Person, in each case that exists as of the date of this Agreement and (B) promptly following the execution of this Agreement (and in any event within 24 hours), terminate all access of any Person (other than the Parties and their respective Representatives) to any electronic data room maintained by the Company with respect to any Acquisition Proposal. During the Interim Period, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof, including the Special Committee) unless the Company Board (or any committee thereof, including the Special Committee) has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. The Company shall promptly (and in any event, within forty-eight (48) hours after the execution of this Agreement) demand that each Person (other than the Parties and their respective Representatives) that has previously executed a confidentiality agreement promptly return to the Company or destroy (and confirm destruction of) all non‑public information previously furnished or made available to such Person or any of its Representatives by or on behalf of the Company or its Representatives in accordance with the terms of such confidentiality agreement.

(b)        Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof, including the Special Committee) may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement (and joinder thereto or “clean team” or similar agreement) to, any Person or such Person’s Representatives if (and only if) such Person or such Person’s Representatives has made, renewed or delivered to the Company a bona fide, written Acquisition Proposal after the date of this Agreement that did not result from a breach of Section 5.3 that the Company Board (or any committee thereof, including the Special Committee) determines in good faith, after consultation with its outside counsel and its financial advisors, based on information then available, both that (i) such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) the failure to take such actions would be inconsistent with its fiduciary duties under applicable Law. The Company shall provide to Parent and Merger Sub any non-public information that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or substantially concurrently with the time it is provided to such Person.

(c)        No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(d) or Section 5.3(f), the Company Board shall not (and the Special Committee shall not):

(i)          (A) withhold, withdraw, change, amend or modify or qualify, or publicly propose to withhold, withdraw, change, amend or modify or qualify, the Company Board Recommendation or the Special Committee Recommendation; (B) adopt, approve, authorize, declare advisable, endorse or recommend, or publicly propose to adopt, approve, authorize, declare advisable, endorse or recommend or submit to the Company Stockholders an Acquisition Proposal; (C) fail to include the Company Board Recommendation or the Special Committee Recommendation in the Proxy Statement; (D) adopt, approve, authorize or recommend any Alternative Acquisition Agreement; (E) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Acquisition Proposal within ten (10)-Business Days after the public disclosure of such Acquisition Proposal and reaffirm the Company Board Recommendation and the Special Committee Recommendation within such ten (10) Business Day period (or, if earlier, by the second (2nd) Business Day prior to the Company Stockholder Meeting); or (F) resolve or agree to do any of the foregoing (any action described in clauses (A) through (F), a “Company Board Recommendation Change”); provided that, for the avoidance of doubt, none of (1) disclosure of the mere fact that the Company received an Acquisition Proposal and a factually accurate description of the terms thereof, (2) the determination by the Company Board (or a committee thereof, including the Special Committee) that an Acquisition Proposal constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal; (3) the public disclosure by the Company of such determination; or (4) the delivery by the Company of any notice contemplated by Section 5.3(d), in each case, in and of itself, will constitute a Company Board Recommendation Change; or

(ii)         cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d)        Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Stockholder Approval:

(i)         the Company Board (or a committee thereof, including the Special Committee) may effect a Company Board Recommendation Change (within the meaning of clause (A) or clause (C) of the definition of “Company Board Recommendation Change”) in response to an Intervening Event that has occurred and is continuing if the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that the Company Board (or a committee thereof, including the Special Committee) shall not effect such a Company Board Recommendation Change unless:

(1)        (A) the Company has provided prior written notice to Parent at least five (5) Business Days in advance of such Company Board Recommendation Change (such notice period, including any extension thereto, in accordance with this Section 5.3(d)(i)(1), the “Intervening Event Notice Period”) to the effect that the Company Board (or a committee thereof, including the Special Committee) intends to effect a Company Board Recommendation Change, which notice shall specify, and provide a reasonably detailed summary of, the basis for such Company Board Recommendation Change; and (B) if requested by Parent, the Company and its Representatives, during the Intervening Event Notice Period, shall negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make modifications to the terms and conditions of this Agreement and the Financing Letters in such a manner that would obviate the need to effect such Company Board Recommendation Change; provided that, in the event of any material change to the facts and circumstances relating to an Intervening Event, the Company will be required to deliver a new written notice to Parent and comply with the requirements of this Section 5.3(d)(i)(1) with respect to such new written notice, it being understood that the “Intervening Event Notice Period” in respect of such material changes to such facts and circumstances will be three (3) Business Days, but no such new written notice shall shorten the original Intervening Event Notice Period; and

(2)        at the end of the Intervening Event Notice Period and prior to taking any such action, the Company Board (or a committee thereof, including the Special Committee) has considered in good faith any such proposals by Parent to make modifications to the terms of this Agreement and the Financing Letters that may have been offered before 11:59 p.m. New York City time on the last day of the Intervening Event Notice Period, and has determined in good faith (after consultation with its financial advisors and outside legal counsel), that the failure to effect such Company Board Recommendation Change would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law if such changes proposed by Parent were to be given effect; or

(ii)        if the Company has received a bona fide written Acquisition Proposal (which is not withdrawn) that the Company Board (or a committee thereof, including the Special Committee) has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board (or a committee thereof, including the Special Committee) may (A) effect a Company Board Recommendation Change with respect to such Superior Proposal; or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal and pay the Company Termination Fee substantially concurrently therewith in accordance with Section 8.1(h); provided that the Company Board (or a committee thereof, including the Special Committee) shall not take any action described in the foregoing clauses (A) and (B) unless:

(1)        (A) the Company has provided prior written notice to Parent at least five (5) Business Days in advance (such notice period, including any extension thereto, in accordance with this Section 5.3(d)(ii)(1), the “Acquisition Proposal Notice Period”) to the effect that the Company Board (or a committee thereof, including the Special Committee) intends to take the actions described in clauses (A) or (B) of Section 5.3(d)(ii), which notice shall specify the identity of the Person or Group making such Acquisition Proposal, the material terms thereof and copies of all material relevant agreements relating to such Acquisition Proposal; and (B) if requested by Parent, the Company and its Representatives, during the Acquisition Proposal Notice Period, shall negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such modifications to the terms and conditions of this Agreement and the Financing Letters in such a manner that would obviate the need to effect such Company Board Recommendation Change or termination of this Agreement; provided that, in the event of any material modifications to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(1) with respect to such new written notice, it being understood that the “Acquisition Proposal Notice Period” in respect of such materially modified Acquisition Proposal will be three (3) Business Days, but no such new written notice shall shorten the original Acquisition Proposal Notice Period; and

(2)        at the end of the applicable Acquisition Proposal Notice Period and prior to taking any such action, the Company Board (or a committee thereof, including the Special Committee) has considered in good faith any such proposals by Parent to make modifications to the terms of this Agreement and the Financing Letters that may have been offered before 11:59 p.m. New York City time on the last day of the Acquisition Proposal Notice Period, and has determined in good faith (after consultation with its financial advisors and outside legal counsel), that (A) such Acquisition Proposal continues to constitute a Superior Proposal and (B) the failure to take such action would be inconsistent with the Company Board’s (or a committee thereof, including the Special Committee’s) fiduciary duties under applicable Law if such changes proposed by Parent were to be given effect.

(e)        Notice. During the Interim Period, the Company shall as promptly as reasonably practicable (and, in any event, within twenty-four (24) hours after the Company’s receipt thereof) notify Parent if any (i) Acquisition Proposal (or inquiry, offer or request for discussions or negotiations that would reasonably be expected to lead to an Acquisition Proposal) or (ii) request for non-public information relating to the Company or its Subsidiaries by any Person who has made or would reasonably be expected to make an Acquisition Proposal, in each case, is received by the Company or any of its Representatives. Such notice must include (A) the identity of the Person or Group making such Acquisition Proposal, offer or request; (B) if in writing, a copy of such Company Acquisition Proposal, inquiry, offer or request (and, if available, drafts of any Contract to effectuate such Acquisition Proposal) and copies of any financing commitments (but excluding any fee letters that are customarily redacted with respect thereto) received by the Company in connection therewith and (C) if made orally, a reasonably detailed summary of the material terms and conditions of any such Acquisition Proposal. Thereafter, the Company must (I) keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such Acquisition Proposal (including by providing unredacted copies of all amendments and proposed amendments provided to or by such Person) and (II) notify Parent promptly (and, in any event, within twenty four (24) hours) after it first enters into discussions or negotiations concerning such Acquisition Proposal or provides non-public information or data to any Person relating thereto.

(f)          Certain Disclosures. Nothing contained in this Agreement shall prohibit the Company or the Company Board (or a duly authorized committee thereof, including the Special Committee) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication) in connection with the making or amendment of a tender offer or exchange offer, making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication) or from making disclosures to the Company Stockholders pursuant to applicable securities Laws with regard to the Transactions or an Acquisition Proposal, in each case, so long as any such disclosure does not include any statement that constitutes a Company Board Recommendation Change (it being understood that a customary “stop, look and listen” communication by the Company Board or any committee thereof pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not, by itself, constitute an Company Board Recommendation Change).

(g)          Company Breaches. The Company agrees that if any of its or its Subsidiaries’ officers or financial advisors (acting on behalf of the Company or its Subsidiaries) takes any action or omission that if taken or omitted by the Company would constitute a breach of Section 5.3(a), then such action or omission shall be deemed to constitute a breach of Section 5.3(a) by the Company.

5.4         No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI
ADDITIONAL COVENANTS

6.1         Required Action and Forbearance; Efforts.

(a)         Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1(a)) and subject to any different standard set forth herein with respect to any covenant or obligation (including Section 5.1(a), Section 5.3(d) and Section 6.2), Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall, on the other hand, use their respective reasonable best efforts to (i) take (or cause to be taken) all actions; (ii) do (or cause to be done) all things; and (iii) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Merger and the Transactions, including by (A) causing the conditions to the Merger set forth in Article VII to be satisfied and (B) (I) obtaining all consents, waivers, approvals, Orders and authorizations from Governmental Authorities; and (II) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions. This Section 6.1(a) shall not apply to filings under Antitrust Laws, Foreign Investment Laws or any FSR Laws, which shall be governed by the obligations set forth in Section 6.2 below.

(b)       No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement (other than Section 6.2), none of Parent, Merger Sub, the Company or any of their respective Subsidiaries will be required to agree (or, in the case of the Company or its Subsidiaries, will agree without Parent’s consent) to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or (ii) the provision of additional security (including a guaranty) or any other contractual concessions, in each case, in connection with obtaining any consent pursuant to any Contract of the Company or any of its Subsidiaries or Affiliates.

(c)        Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.2         Antitrust and Regulatory Matters.

(a)         Filing Under Antitrust Laws, Foreign Investment Laws and FSR Laws. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall, to the extent required, (i) within twenty (20) Business Days following the date of this Agreement, file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act; and (ii) as promptly as reasonably practicable following the date hereof, submit all other notifications (in final form or, where applicable, draft form), filings, forms or registrations under the foreign Antitrust Laws, Foreign Investment Laws and FSR Laws set forth in Section 3.6 of the Company Disclosure Letter. Each of Parent and the Company shall (A) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) take (and cause their Affiliates to take) all actions necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement or the Merger; and (2) obtain all clearances, consents, approvals, waivers, actions, non-actions and other authorizations pursuant to any Antitrust Laws, Foreign Investment Laws and FSR Laws applicable to this Agreement or the Merger, in each case as promptly as practicable and in any event at least five (5) Business Days prior to the Termination Date. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates), on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding the Merger in connection with such filings. If a Party or any of its Affiliates receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws, Foreign Investment Laws or FSR Laws applicable to the Merger, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Parties, an appropriate response to such request; provided that no Party may extend any waiting period or enter into any agreement or understanding with any Governmental Authority without the permission of the other Parties, which shall not be unreasonably withheld, conditioned or delayed. Parent and Merger Sub shall be solely responsible for payment of all filing fees in connection with filings made under the HSR Act and any other Laws (including Antitrust Laws, Foreign Investment Laws or FSR Laws) as required thereunder in connection with the Merger.

(b)         Notifications Related to Security Clearances. As soon as reasonably practicable after the date of this Agreement, the Company shall submit to each applicable CSA a notification of the transaction contemplated hereby (the “CSA Notification”). Subsequent to the CSA Notification and to the extent requested by the CSA, each of Parent and the Company shall (A) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the preparation of any proposed plan or commitment letter necessary to mitigate FOCI, in form and substance reasonably satisfactory to Parent, the Company, and the CSA (the “FOCI Mitigation Plan”); (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such submissions; (C) supply (or cause to be supplied) any additional information that may be required or requested by the CSA; and (D) take (and cause their Affiliates to take) all actions necessary, proper or advisable to obtain all clearances, consents, approvals, waivers, actions, non-actions and non-responses, and other authorizations pursuant to any CSA Notifications and FOCI Mitigation Plan applicable to this Agreement or the Merger, in each case as promptly as practicable and in any event at least five (5) Business Days prior to the Termination Date (collectively, “CSA Approval”), which CSA Approval shall, for the avoidance of doubt and with respect to any given CSA, be satisfied if, after sixty (60) days from such time that the applicable CSA Notification was submitted, such CSA has neither (1) informed any Party that it intends to invalidate any FCL of the Company or its Subsidiaries if the Closing occurs in the absence of a CSA approved FOCI Mitigation Plan nor (2) proposed or requested submission of a FOCI Mitigation Plan.

(c)      Avoidance of Impediments. In furtherance and not in limitation of the other covenants in this Section 6.2, notwithstanding anything to the contrary contained in this Agreement, if and to the extent necessary to obtain clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions and non-responses, or other authorizations pursuant to the HSR Act, any other Antitrust Laws, any Foreign Investment Laws, any FSR Laws, or any CSA Notifications or CSA Approval applicable to the Merger, and to avoid or eliminate each and every impediment under any Antitrust Law, Foreign Investment Laws, FSR Laws, and any other Laws applicable to the Merger as promptly as practicable and in any event at least five (5) Business Days prior to the Termination Date, each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, and take all actions necessary to avoid or eliminate each and every impediment and obtain all clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations under the HSR Act, Foreign Investment Law, FSR Law and any other Laws and CSA Approval including (i) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Parent, Merger Sub and their respective Affiliates and of the Company and its Subsidiaries; (ii) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of Parent, Merger Sub and their respective Affiliates and of the Company and its Subsidiaries; (iii) the modification of any course of conduct regarding future operations of Parent, Merger Sub and their respective Affiliates and of the Company and its Subsidiaries; and (iv) any other restrictions on the activities of Parent, Merger Sub and their respective Affiliates and of the Company and its Subsidiaries, including the freedom of action of Parent, Merger Sub and their respective Affiliates and of the Company and its Subsidiaries with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement; in each case, so as to allow the consummation of the Merger as soon as practicable. Parent shall oppose any request for, the entry of, and seek to have vacated or terminated, any Order of any Governmental Authority that could restrain, prevent or delay any required consents, clearances, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations applicable to the Merger, including by defending through litigation, any action asserted by any Person in any court or before any Governmental Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or Order by any Governmental Authority, it being understood that the costs and expenses of all such actions shall be borne by Parent. Notwithstanding the foregoing, nothing in this Agreement shall require the Company or any of its Subsidiaries to enter into any agreement or consent decree with the DOJ, FTC or any other Governmental Authority or take, or agree to take, any other action that is not conditioned on the Closing.

(d)          Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filings (except for filings made under the HSR Act), submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties informed (on a prompt basis) with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval, waiver or other authorizations, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone, by video or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may reasonably designate any commercially sensitive information provided to any Governmental Authority as restricted to “outside counsel only” and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the commercially sensitive information; provided that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel only” basis, and that the Company, Parent and Merger Sub shall not in any event be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel only” basis, where this would cause such information to cease to benefit from legal privilege.

(e)          Strategy. Parent shall, after consulting with the Company and taking its views into consideration in good faith, (i) subject to compliance with Section 6.2(a)control the timing and strategy for obtaining any approvals, consents, registrations, waivers, permits, authorizations, exemptions, clearances, Orders and other confirmations from any Governmental Authority in connection with the Transactions and (ii) coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with any Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation (other than relating to a dispute between the parties) by or before, or any negotiations with, any Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto.

(f)          Other Actions. Parent and Merger Sub shall not, and shall cause each of their Affiliates not to (i) acquire (by stock purchase, merger, consolidation, purchase of assets, license or otherwise), or (ii) enter into or agree to enter into, any Contracts or arrangements, including for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of, any ownership interest, equity interests, assets or rights in or of any Person that would reasonably be expected to, individually or in the aggregate, (A) prevent, materially delay or impede the obtaining of any clearances, approvals, waivers, actions, non-actions, authorizations, consents, Orders or declarations of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions, including the Merger, or (B) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the Transactions, including the Merger, or (C) cause Parent, Merger Sub or the Company to be required to obtain any additional clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations under any Laws with respect to the Merger and the other Transactions.

(g)         Notwithstanding anything to the contrary set forth herein, nothing in Section 6.2(c) or any other provision of this Agreement will be deemed to require or obligate Parent, Merger Sub or any of Parent’s Affiliates to, and the Company shall not, without the prior written consent of Parent, agree or otherwise be required to, take any action with respect to the assets, properties, business or operations of any Affiliates of Parent or Guarantors, any investment funds or investment vehicles affiliated with, or managed or advised by such Persons, or any portfolio company (as such term is commonly understood in the private equity industry) or direct or indirect investment of Guarantors or of any investment fund or investment vehicle, or any interest therein. For the avoidance of doubt, this Section 6.2(g) will not be deemed to limit Parent’s or its Affiliates’ respective obligations under Section 6.2(a), Section 6.2(b) or Section 6.2(f).

6.3         Proxy Statement.

(a)          Proxy Statement. Subject to Parent’s and Merger Sub’s timely performance of their obligations under Section 6.3(c) and reasonable cooperation, as promptly as reasonably practicable following the date of this Agreement, the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3, the Company shall include the Company Board Recommendation and the Special Committee Recommendation in the Proxy Statement.

(b)          Other Required Company Filings. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company (with the assistance and cooperation of Parent and Merger Sub as reasonably requested by the Company) shall promptly prepare and file such Other Required Company Filing with the SEC. The Company shall use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NYSE. The Company may not file the Proxy Statement or any Other Required Company Filing (or, in each case, any amendment or supplement thereto) with the SEC without providing Parent and its counsel a reasonable opportunity to review and comment thereon and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(c)         Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing (including any Schedule 13e-3, if applicable). If at any time prior to the Company Stockholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing (including any Schedule 13e-3, if applicable), as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(d)        Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, shall use commercially reasonable efforts to provide the other Party a reasonable opportunity to review and comment on any written communication with the SEC or its staff with respect to the Proxy Statement or any Other Required Company Filing (including any Schedule 13e-3, if applicable), as the case may be, and each Party shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(e)        Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall advise the other, promptly after it receives notice thereof, of (i) any receipt of a request by the SEC or its staff for any amendment or revisions to the Proxy Statement or any Other Required Company Filing (including any Schedule 13e-3, if applicable), as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing (including any Schedule 13e-3, if applicable), as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection with the items covered in clauses (i) and (ii) above.

(f)          Dissemination of Proxy Statement. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Proxy Statement (or any Schedule 13e-3, if applicable) to be disseminated to the Company Stockholders as promptly as reasonably practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement (or any Schedule 13e-3, if applicable), which confirmation will be deemed to have occurred if the SEC has not affirmatively notified the Company by 11:59 p.m. New York City time on the tenth (10th) calendar day following such filing with the SEC that the SEC will be reviewing the Proxy Statement (or any Schedule 13e-3, if applicable).

(g)      Schedule 13e-3. In the event that the Company determines, after reasonable consultation with Parent’s Representatives (and after taking into account their views in good faith), that a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13-3”) is required to be filed with the SEC in connection with the Transactions, the Company and Parent shall jointly prepare and file with the SEC the Schedule 13e-3.

6.4          Company Stockholder Meeting.

(a)         Call of Company Stockholder Meeting. Subject to Section 5.3, following the clearance of the Proxy Statement by the SEC, the Company shall duly call and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval; provided, however, that in no event shall the Company be required to hold the Company Stockholder Meeting prior to the thirtieth (30th) day following the mailing of the Proxy Statement. Subject to Section 5.3, in connection with such meeting, the Company shall not submit any other proposal (other than matters of procedure and matters required by Law to be voted on by the Company Stockholders in connection with the adoption of this Agreement and, if the Company Stockholders Meeting is also the Company’s annual stockholders meeting, proposals customarily brought in connection with the Company’s annual stockholders meeting) to Company Stockholders in connection with the Company Stockholders Meeting without the prior written consent of Parent. The Company shall not change the record date or, except as permitted by Section 6.4(b), adjourn or postpone the Company Stockholders Meeting without Parent’s prior written consent.

(b)         Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting (i) to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval; (ii) if there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; or (iii) if, after good faith consultation with the Company’s outside legal counsel and Parent, the Company determines that it is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a request from the SEC or its staff or (iv) if the Company Board (or any committee thereof, including the Special Committee) has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Company Stockholder Meeting in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders; provided that, unless agreed to in writing by Parent, (A) any such adjournment or postponement (other than pursuant to clause (iii)) shall be for a period of no more than ten (10) calendar days and (B) the Company shall only be permitted to effect two (2) such adjournment or postponement pursuant to clause (ii); provided further, that, if requested by Parent, the Company shall effect an adjournment or postponement of the Company Stockholders Meeting on one or more occasions under the circumstances contemplated by clause (ii) (not to exceed twenty (20) Business Days in the aggregate).

(c)         Parent Voting Obligation. Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any shares of Company Common Stock beneficially owned by Parent or Merger Sub or with respect to which any of them has the power to cause to be voted (or to provide a consent), in accordance with the Company Board’s recommendation, from time to time, with respect to all matters related to this Agreement, including the Merger and any other transactions contemplated hereby, at the Company Stockholder Meeting or any other meeting of stockholders of the Company, at which such matters shall be submitted for consideration and at all adjournments, recesses or postponements thereof.

6.5         Financing.

(a)          No Amendments to Financing Letters. Prior to the Closing, each of Parent, Merger Sub and Preferred Equity Issuer shall not, without the prior written consent of the Company, (x) permit, consent to or agree to any withdrawal, rescindment, amendment, replacement, supplement or modification to, or any waiver of any provision or remedy under, any of the Equity Commitment Letter, the Preferred Equity Commitment Letter, the Debt Commitment Letters or any of the definitive agreements relating to the Financing if such amendment, replacement, supplement, modification or waiver could reasonably be expected to (i) reduce the aggregate amount of the Financing (or the cash proceeds available therefrom) below the Required Amount; (ii) impose new or additional conditions precedent or otherwise expand, amend or modify any of the existing conditions to the receipt of the Debt Financing or expand the information required to be provided by the Company; (iii) expand, amend, or modify any other terms to the Debt Financing in a manner that could reasonably be expected to (A) materially delay, impede or prevent the Closing or (B) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing less likely to occur in any material respect; or (iv) adversely impact the ability of Parent, Merger Sub, Preferred Equity Issuer or the Company, as applicable, to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto (including any right to seek or obtain specific performance of the Financing Letters) (clauses (i)–(iv), a "Prohibited Modification"); or (y) terminate any portion of the Financing Letters or any of the definitive agreements relating to the Financing (except, subject to compliance with the other provisions of this Section 6.5(a), Parent and Merger Sub may terminate the Debt Commitment Letters solely if all of the cash proceeds of the Debt Financing are funded into escrow, such escrow arrangement does not constitute or effect any Prohibited Modification and the conditions to release such proceeds therefrom are no more onerous than the conditions to the funding of the Debt Financing set forth in the Debt Commitment Letters as of the date of this Agreement); provided that, subject to compliance with the other provisions of this Section 6.5(a), Parent and Merger Sub may amend the Debt Commitment Letters without the Company’s consent to add additional lenders, arrangers, bookrunners, co-arrangers, co-bookrunners, managers, co-managers or agents that have not executed the Debt Commitment Letter as of the date of this Agreement (it being understood that the aggregate commitments of individual Debt Financing Sources party to the Debt Commitment Letters prior to such amendment, modification or waiver (but not the aggregate commitments thereunder) may be reduced in the amount of such additional party's commitment) Parent shall provide to the Company drafts (reasonably in advance of execution) and thereafter complete, correct and executed copies promptly (but in any event within two (2) Business Days) of any amendment, replacement, supplement, modification, consent or waiver relating to any Financing Letter or any definitive agreements relating to the Financing. Any reference in this Agreement to (i) "Equity Financing" shall include the financing contemplated by the Equity Commitment Letter as amended or modified in express compliance with this Section 6.5(a), and "Equity Commitment Letter" shall include such document as amended or modified in express compliance with this Section 6.5(a); (ii) "Preferred Equity Financing" shall include the financing contemplated by the Preferred Equity Commitment Letter as amended or modified in express compliance with this Section 6.5(a), and "Preferred Equity Commitment Letter" shall include such document as amended or modified in express compliance with this Section 6.5(a); and (iii) "Debt Financing" (including any Capital Markets Issuance funded in lieu thereof) shall include the financing contemplated by the Debt Commitment Letters as amended or modified in express compliance with this Section 6.5(a), and "Debt Commitment Letters" shall include such documents as amended or modified in express compliance with this Section 6.5(a).

(b)         Taking of Necessary Actions. Each of Parent and Merger Sub acknowledges and agrees that, the Company and its Affiliates have no responsibility for any financing Parent or Merger Sub may raise in connection with the transactions contemplated by this Agreement; provided that it is acknowledged that the Company has the obligation to cooperate with Parent’s arrangement of its financing as expressly set forth in Section 6.6. Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and Preferred Equity Issuer shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and other advisors and representatives to, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange, consummate and obtain the Financing (or, in the event any portion or all of the Debt Financing or Preferred Equity Financing becomes unavailable, Alternate Financing) on a timely basis, but in any event no later than the time the Closing is required to occur pursuant to Section 2.3, on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions in any Fee Letter) set forth in the Financing Letters, including, using its commercially reasonable efforts to (i) maintain in effect the Financing Letters in accordance with the terms and subject to the conditions therein; (ii) negotiate, enter into, execute and deliver on or before the Closing Date definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters and Preferred Equity Financing contemplated by the Preferred Equity Commitment Letter and related Fee Letter on a timely basis on the terms and subject only to the conditions (including any “flex” provisions in the related Fee Letter) set forth in the Debt Commitment Letters, Preferred Equity Commitment Letter and related Fee Letters or on other terms that are not materially less favorable from a conditionality and enforceability perspective to Parent than the terms and conditions related to conditionality and enforceability set forth in the Debt Commitment Letter (including, to the extent required by the related “market flex” provisions) or Preferred Equity Commitment Letter, subject to any amendments, modifications or supplements thereto, or replacements or waivers thereof permitted by Section 6.5(a); (iii) satisfy (and cause its Affiliates to satisfy) on a timely basis (or obtain a waiver of) all conditions applicable to Parent, Merger Sub or Preferred Equity Issuer, as applicable, contained in the Preferred Equity Commitment Letter or Debt Commitment Letter, as applicable (including the payment of fees and expenses to the extent set forth therein), and such definitive agreements related thereto to the fullest extent such conditions are within its control; (iv) in the event that all conditions contained in the Financing Letters and any related definitive agreements have been satisfied (except those that, by their nature, are to be satisfied at the Closing) or waived, consummate the Financing at or prior to the Closing; (v) comply in all material respects with its covenants or other obligations applicable to Parent, Merger Sub and Preferred Equity Issuer pursuant to the Financing Letters and the definitive documents relating to the Financing in accordance with the terms and conditions thereof at or prior to the time the Closing is required to occur pursuant to Section 2.3; and (vi) enforce its rights pursuant to the Financing Letters. Each of Parent, Merger Sub and Preferred Equity Issuer shall, and shall cause their respective Subsidiaries and controlled Affiliates to, refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Financing Letters to fund the Financing at the Closing.

(c)          Information. Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its commercially reasonable efforts to arrange the Financing. Without limiting the generality of the foregoing, Parent, Merger Sub or Preferred Equity Issuer shall give the Company prompt notice in writing (but in any event within two Business Days after the occurrence or discovery thereof) of (i) any material breach or default (or any event or circumstance that, with notice or lapse of time or both, could reasonably be expected to give rise to any material breach or default), cancellation, early termination, expiration, recission or repudiation by any party to the Financing Letters or definitive agreements related to the Financing; (ii) the receipt by Parent, Merger Sub or Preferred Equity Issuer of any written notice or communication from any Debt Financing Source or Preferred Equity Financing Source with respect to any actual or threatened breach, default, cancellation, early termination, withdrawal, recission or repudiation (or written notice or written communications from lenders or other sources of Debt Financing or Preferred Equity Financing to Parent, Merger Sub or Preferred Equity Issuer of any such actual or threatened (in writing) breach, default, cancellation, early termination, withdrawal, rescission or repudiation received by Parent, Merger Sub or Preferred Equity Issuer) by any party to the Financing Letters or any definitive agreements related to the Financing of any provisions of the Financing Letters or such definitive agreements; (iii) if for any reason Parent, Merger Sub or Preferred Equity Issuer becomes aware of any fact, circumstance, event or other development that would reasonably be expected to result in Parent not being able to timely obtain all or any portion of the Financing in the amount required to consummate the transactions contemplated by this Agreement on the terms, in the manner or from the sources contemplated by the Financing Letters or any definitive agreements related to the Financing; (iv) of the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing contemplated by the Financing Letters and (v) any material dispute or disagreement between or among any parties to any of the Financing Letters with respect to the conditionality or amount of the Financing or the obligation to fund the Financing (excluding ordinary course negotiations). Parent, Merger Sub and Preferred Equity Issuer shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as promptly as reasonably practical, but in any event within five (5) Business Days, after the date that the Company delivers a written request therefor to Parent.

(d)         Alternate Financing. If any portion of the Debt Financing or Preferred Equity Financing becomes unavailable on the terms and conditions (including any “flex” provisions in any Fee Letter) contemplated in the Debt Commitment Letter or Preferred Equity Commitment Letter, as applicable, and any related Fee Letter for any reason, Parent, Merger Sub or Preferred Equity Issuer shall promptly notify the Company in writing and use their respective commercially reasonable efforts to, as promptly as reasonably practicable following the occurrence of such event (and in any event on or prior to the Closing Date), (i) arrange and obtain the Debt Financing or Preferred Equity Financing, as applicable, or such portion of the Debt Financing or Preferred Equity Financing from the same or alternative sources (the “Alternate Financing”) in an amount sufficient, when taken with the available portion of the Financing, to constitute the Required Amount; provided that, in no event shall Parent be required to, and in no event shall its commercially reasonable efforts be deemed or construed to require it to, obtain alternative financing that would require it to pay any fees or agree to pay any interest rate amounts or original issue discount, in either case, in excess of those contemplated by the Debt Commitment Letter or Preferred Equity Commitment Letter as in effect on the date hereof (taking into account any "market flex" provisions applicable thereto contained in the related Fee Letters) or which include any conditions to the consummation of such alternative financing that would reasonably be expected to make the funding of such alternative financing less likely to occur, than the conditions set forth in the Debt Commitment Letter or Preferred Equity Commitment Letter, as applicable, as of the date hereof; provided, further, that such Alternate Financing shall not, without the prior written consent of the Company (1) contain conditions to funding and conditions to Closing that are more onerous (in a manner adverse to the interest of the Company) than those conditions and terms contained in the Debt Commitment Letter or Preferred Equity Commitment Letter and related Fee Letters or (2) contain terms that would reasonably be expected to materially delay the Closing or make the Closing materially less likely to occur and (ii) obtain one or more new financing commitment letters with respect to such Alternate Financing (the “New Commitment Letters”) which new letters will replace the existing applicable Financing Letters in whole or in part. Parent will promptly provide a copy of any New Commitment Letters (and any fee letter in connection therewith (which may be redacted solely with respect to the fee amounts and other customarily redacted economic provisions (including customary “market flex” terms))) to the Company. In furtherance of and not in limitation of the foregoing, in the event that (1) any portion of the Debt Financing anticipated under the Debt Commitment Letters to be structured as a high yield bond financing is unavailable, regardless of the reason therefor, and such amount is not funded through a securities demand under the Debt Commitment Letters, (2) all conditions contained in Section 7.1 and Section 7.2 have been satisfied or waived (other than (x) any such conditions that by their nature are to be satisfied at the Effective Time, but subject to the satisfaction or waiver of such conditions at the Effective Time, and (y) those conditions the failure of which to be satisfied is attributable to a breach by Parent or Merger Sub of their representations, warranties, covenants or agreements contained in this Agreement) and (3) a bridge facility contemplated by the Debt Commitment Letters (or an alternative bridge facility) or other financing obtained in accordance with this Section 6.5(d) is available on the terms described in the Debt Commitment Letters, then Parent and Merger Sub shall cause the applicable Debt Financing Sources to fund such bridge financing in accordance with the terms of the Debt Commitment Letters and the proceeds shall be used in lieu of the affected portion of the high yield bond financing. Any reference in this Agreement to (x) the “Financing Letters”, the “Preferred Equity Commitment Letter” and the “Debt Commitment Letter”, as applicable, will be deemed to include the Preferred Equity Commitment Letter or Debt Commitment Letter to the extent not superseded by a New Commitment Letter at the time in question and any New Commitment Letters (and any fee letter in connection therewith (which may be redacted solely with respect to the fee amounts and other customarily redacted economic provisions (including customary “market flex” terms)))

to the extent then in effect, (y) the “Financing Letters” shall refer to such documents as otherwise amended or modified solely in accordance with the terms of this Agreement, and (z) the “Financing” means the financing contemplated by the Financing Letters as amended or modified in accordance with the terms of this Agreement.

(e)        No Financing Condition. Parent and Merger Sub each acknowledge and agree that none of the obtaining of the Financing or any permitted alternative financing, the completion of any issuance of securities contemplated by the Financing or the Company or any of its Subsidiaries having or maintaining any available cash balances is a condition to the Closing or to Parent’s or Merger Sub’s performance of any of their respective obligations under this Agreement, including the obligation to consummate the Transactions. Subject to Section 9.8(b)(ii), if the Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Transactions.

6.6         Financing Cooperation.

(a)        Cooperation. Following the date of this Agreement and prior to the Effective Time, the Company shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries to use its respective commercially reasonable efforts and shall use its commercially reasonable efforts to cause its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors and other advisors and representatives, to use their commercially reasonable efforts, to provide Parent with such cooperation in connection with the arrangement of the Debt Financing and any Capital Markets Issuance as is reasonably requested by Parent and is customarily provided for issuers in financings of the type contemplated by the Debt Commitment Letters or any Capital Markets Issuance. Such cooperation shall include, at Parent's request with reasonable prior notice and at Parent's sole cost and expense (other than costs and expenses related to the provision of Required Financing Information in clauses (i) and (ii) of the defined thereof pursuant to Section 6.6(a)(v), which shall be borne by the Company), using commercially reasonable efforts:

(i)          causing appropriate members of senior management of the Company (and using commercially reasonable efforts to cause advisors) to participate in a reasonable and customary number of meetings (including customary one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing or any Capital Markets Issuance, presentations, road shows, due diligence sessions, drafting sessions, conference calls, sessions with rating agencies or other customary financing activities), in each case which shall be telephonic or held by videoconference (unless otherwise reasonably agreed) and at reasonable times to be mutually agreed and with reasonable advance notice;

(ii)         providing reasonable and customary assistance to Parent and the Financing Sources in the preparation of customary Offering Documents, syndication memoranda, rating agency presentations and other marketing material for the Debt Financing or any Capital Markets Issuance, including the execution and delivery of customary authorization letters related thereto (including customary representations with respect to the absence of material non-public information in the public-side versions of documents and the absence of material misstatements or omissions) and customary financial officer and similar certificates with respect to certain financial information of the Company in the Offering Documents not otherwise covered by a "comfort" letter, in each case to the extent reasonably requested by Parent or the underwriters or initial purchasers of such offering;

(iii)      requesting customary cooperation and assistance of the Company's independent auditors (including by delivering customary representation letters to the auditors) to (a) provide customary "comfort" letters (including "negative assurance" and change period comfort) in connection with the offering of debt securities pursuant to the Debt Financing or any Capital Markets Issuance, (b) deliver customary consents to the inclusion of the Company's auditor reports in any Offering Documents and (c) attend accounting diligence sessions;

(iv)       assisting in the preparation and negotiation, and in the execution and delivery at Closing, of the Debt Financing Documents (including any pledge and security documents and other definitive financing documents), including assistance with the preparation of schedules and exhibits thereto or other customary informational requirements relating to the Company and its Subsidiaries as are reasonably requested by Parent or the Financing Sources, and otherwise assisting in facilitating the creation and perfection of the security interests in the collateral contemplated by the Debt Financing, in each case to the extent required to facilitate the satisfaction on a timely basis of the conditions to funding set forth in the Debt Commitment Letters that are within the Company's control; provided that no such document or certificate, and no creation or perfection of any security interest in any of the equity of or assets owned by the Company and its Subsidiaries, shall be effective prior to the Effective Time;

(v)          as promptly as reasonably practicable, furnishing Parent with the Required Financing Information;

(vi)       solely with respect to financial information and data derived from the Company's historical books and records, providing reasonable and customary assistance to Parent with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Parent or the Financing Sources and customary to be included in any marketing materials or Offering Documents or of the type required by the Debt Commitment Letters (it being understood that Parent shall, and the Company shall not, be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto);

(vii)      cooperating with Parent, and taking all corporate, limited liability company, partnership or other similar actions reasonably requested by Parent (using commercially reasonable efforts to cause directors and officers who will continue to hold such offices and positions from and after the Closing to execute resolutions or consents of the Company with respect to entering into the Debt Financing Documents and otherwise as reasonably necessary to authorize the consummation of the Debt Financing or any Capital Markets Issuance and the Preferred Equity Financing); provided that no such corporate or other action shall be effective prior to the Effective Time;

(viii)     at least four Business Days prior to the Closing Date, furnishing Parent and the Financing Sources promptly with all customary documentation and other information with respect to the Company that any Financing Source has reasonably requested at least nine Business Days prior to the Closing Date and that such Financing Source has determined is required by U.S. regulatory authorities pursuant to applicable KYC Rules (as defined in the Debt Commitment Letters), and that are required by paragraph 8 of Exhibit D of the Debt Commitment Letters as in effect on the date hereof;

(ix)       cooperating with Parent and the Financing Sources to obtain customary corporate, facility and securities credit ratings (including any public corporate credit rating, public corporate family rating, public ratings for any senior secured term loan facility under the Debt Financing or any Capital Markets Issuance, and any other ratings reasonably requested by Parent) from any rating agency in connection with the Debt Financing or any Capital Markets Issuance;

(x)         cooperating with Parent and the Financing Sources, including in connection with the marketing, structuring and syndication of the Debt Financing and the marketing and consummation of any Capital Markets Issuance (including any Capital Markets Issuance demanded by the Lenders pursuant to the terms of any "securities demand" provision contained in the Debt Commitment Letters or related fee letters), with the Financing Sources' due diligence, to the extent customary and reasonable; and

(xi)        furnishing the Financing Sources with the Financing Deliverables (as and when required in the definition thereof).

(b)        Limits on the Company’s Obligations. Nothing in this Section 6.6 will require the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives to (i) waive or amend any terms of this Agreement or take any action or refrain from taking any action, if doing so would conflict with this Agreement or cause any condition to this Agreement not to be satisfied; (ii) agree to pay any fees or reimburse any expenses prior to the Effective Time (other than fees, expenses, liabilities and obligations that are subject to reimbursement and/or indemnification pursuant to Section 6.6(e) and Section 6.6(f)); (iii) enter into any definitive agreement, certificate, document, instrument or adopt any resolutions, the effectiveness of which is not conditioned upon the Closing (other than customary authorization and representation letters contemplated in Section 6.6(a) (to the extent included in a customary bank information memorandum)); (iv) give any indemnities or incur any fees that are effective prior to the Effective Time; (v) cause any director, manager, officer or employee of the Company or any of its Subsidiaries to incur any actual personal liability; (vi) deliver any legal opinions; or (vii) take any action that would unreasonably or materially interfere or disrupt with the conduct of the business or the operations of the Company and its Subsidiaries, breach any confidentiality obligations, cause competitive harm to the business or the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. In addition, the Company's obligations under this Section 6.6 shall be subject to the Financing Sources and any other Persons receiving non-public information from the Company or its Subsidiaries pursuant to this Section 6.6 being bound by confidentiality agreements in accordance with customary market practice, and none of the Company or its Subsidiaries shall be required to provide any information to the extent it would (1) violate any applicable Law or the provisions of any material Contract (including any confidentiality agreement or similar agreement or arrangement) to which the Company or any of its Subsidiaries is a party, (2) jeopardize any attorney-client or other legal privilege, or (3) violate any applicable confidentiality obligation of the Company or any of its Subsidiaries in effect as of the date of this Agreement; provided that, in each case, the Company shall provide Parent written notice of any information so withheld and shall use commercially reasonable efforts to disclose such information in a manner that is not reasonably likely to violate applicable Law, breach the applicable Contract, jeopardize the applicable privilege or violate the applicable confidentiality obligation. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Financing will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Section 6.6 shall require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such officer or Representative; or (B) the Company Board (or a committee thereof, including the Special Committee) to approve any financing or Contracts related thereto prior to the Effective Time (it being understood and agreed that all such certificates, opinions or resolutions shall be delivered by an officer or board member of the Surviving Corporation immediately after the Effective Time). The Company and its Subsidiaries and Representatives shall not be required to deliver any legal opinions or provide any solvency or other similar certificate of its chief financial officer or similar representative or any other certificate prior to the Effective Time. Nothing in this Section 6.6 shall require the Company or its Subsidiaries to (i) provide or prepare any financial statements not contemplated by Section 6.6(a)(iv) (and the Company’s obligation to deliver financial statements (including the timing thereof) shall be governed solely by Section 6.6(a)(iv)), (ii) conflict with the organizational documents of the Company or its Subsidiaries, (iii) to take any action that would result in the contravention of, or that could result in a violation or breach of, or a default (with or without notice, lapse of time or both) under any contract to which the Company or its Subsidiaries is party or by which it is bound, or (iv) provide or prepare any projections or pro forma financial statements. Notwithstanding anything to the contrary in this Agreement, (i) the condition set forth in Section 7.2(b), as it applies to the Company’s obligations relating to the Debt Financing, shall be deemed satisfied, and the Company shall not be deemed to have breached or failed to perform or observe any covenants, obligations or other agreements set forth in this Section 6.6 relating to the Financing unless the Financing (if any) has not been obtained, the principal cause of which is a deliberate action or omission taken or omitted to be taken by the Company in material and willful breach of its obligations under this Section 6.6 (excluding, for purposes of this sentence, Section 6.6(c)), which breach has not been cured on or prior to the fifteenth Business Day after Parent has provided written notice specifically identifying such breach to the Company and (ii) Parent and Merger Sub each acknowledges and agrees that obtaining the Financing is not a condition to any of their obligations under this Agreement.

(c)          Company Indebtedness.

(i)          At least two Business Days prior to the Effective Time, following Parent’s written request, with respect to the Company Indebtedness to be repaid at the Effective Time, the Company shall use commercially reasonable efforts to deliver to Parent draft payoff letters (and with final executed letters delivered one Business Day prior to the Effective Time) in customary form from the lenders (or their applicable representative) with respect to the Company Credit Agreement, stating the amounts required to pay in full all obligations (other than any contingent reimbursement and indemnity obligations that expressly survive termination of the Company Credit Agreement) thereunder and to effect the release of any related guarantees, liens or other security interests (subject to the finalization of such amounts prior to the Effective Time).

(ii)         At or prior to the Effective Time, Parent shall provide (or cause to be provided) to the Company funds in an amount equal to the amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the Company Indebtedness and upon the receipt thereof, concurrently with the Effective Time, the Company shall repay and discharge such Company Indebtedness. At Parent’s written request, the Company shall use its commercially reasonable efforts to facilitate any back-stop, “roll-over” or termination of any existing letters of credit under the Company Credit Agreement.

(d)         Use of Logos. The Company hereby consents to the limited use of its and its Subsidiaries’ logos solely in connection with the Financing so long as such logos (i) are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and (ii) are used solely in connection with a description of the Company or any of its Subsidiaries, its or their respective businesses and products, or the Merger.

(e)       Reimbursement. Promptly upon request by the Company following the earlier of the Effective Time or the termination of this Agreement, Parent shall reimburse the Company for any out-of-pocket costs and expenses (including attorneys' fees) incurred by the Company, its Subsidiaries or any of their Representatives in connection with the cooperation or obligations of the Company, its Subsidiaries and their Representatives contemplated by this Section 6.6 (other than (x) costs and expenses incurred in connection with the preparation of historical financial statements in the ordinary course of business, including financial statements referred to in clauses (i) and (ii) of the definition of Required Financing Information, and (y) any other ordinary course amounts that would have been incurred in connection with the transactions contemplated hereby entirely and completely regardless of (A) any Debt Financing established in connection herewith and (B) any requirements or actions under this Section 6.6). This provision shall survive termination of this Agreement.

(f)        Indemnification. In the event this Agreement is terminated, the Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent and Merger Sub from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys' fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Financing pursuant to this Agreement or the provision of information utilized in connection therewith, except to the extent arising from (i) any material inaccuracy of any historical information furnished in writing by or on behalf of the Company, including financial statements (but not, for the avoidance of doubt, including projections or general economic or industry information), or (ii) the fraud, willful misconduct, gross negligence or bad faith of the Company, its Subsidiaries or their respective Representatives, in each case as determined in a final and non-appealable judgment by a court of competent jurisdiction. This provision shall survive termination of this Agreement.

(g)         No Exclusive Arrangements. In no event will Guarantors, Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each investor in Parent, Merger Sub, Preferred Equity Issuer and the financing sources or potential financing sources of Parent, Merger Sub, Preferred Equity Issuer and such investors) enter into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Merger.

(h)        Nonpublic Information. At the reasonable request of Parent with the consent of the Company (not to be unreasonably withheld), the Company shall use reasonable best efforts to (i) file a Form 8-K with the SEC or (ii) post on Debtdomain, IntraLinks, SyndTrak Online or similar electronic means, disclosing information identified by Parent relating to the Company for purposes of permitting such information to be included in the financing marketing materials to be provided to potential investors who do not wish to receive material nonpublic information with respect to the Company or its securities.

6.7         Anti-Takeover Laws. The Company, the Company Board and the Special Committee shall (a) not take any action that would cause the Merger to be subject to the requirements of any “anti-takeover” statute or similar statute or regulation; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take all actions within their power to ensure that the Merger may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.8        Access. At all times during the Interim Period, the Company shall afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request, to the properties, books and records and personnel of the Company solely for the purpose of consummating the Transactions or to the extent reasonably necessary for integration-planning purposes, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract, in the good faith judgment of the Company, requires the Company to restrict or otherwise prohibit access to such documents or information or providing access to such documents or information would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access would, in the good faith judgment of the Company, be reasonably likely to result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; or (d) such documents or information are, in the good faith judgment of the Company, reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided that in the case of clauses (a)-(c) above the Company will inform Parent of the general nature of the document or information being withheld and reasonably cooperate with Parent to provide such document or information in a manner that would not result in violation of Law or Contract, the loss or waiver of such privilege or the disclosure of any trade secret. Nothing in this Section 6.8 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any access or investigation conducted pursuant to the access contemplated by this Section 6.8 shall be conducted in a manner that does not (i) unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor or ambient air, or other environmental media. Notwithstanding anything herein to the contrary, Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact any employee, independent contractor or other service provider of the Company or any of its Subsidiaries not involved in the negotiation of the Transactions or any shareholder, customer, technology or other partner, vendor or supplier of the Company, or any other person with whom, to the Parent’s knowledge, the Company has a business relationship, in each case, in connection with the Merger or any of the other Transactions, without the Company’s prior written consent, and Parent and Merger Sub acknowledge and agree that any such contact in connection with the Merger or any of the other Transactions with the Company’s prior written consent shall be arranged and supervised by Representatives of the Company. All requests for access pursuant to this Section 6.8 must be directed to the Chief Legal Officer of the Company or other Person designated by the Company.

6.9        Section 16(b) Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Common Stock, Company Options, Company RSUs or Company PSUs) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10        Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)         Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries or Affiliates, on the one hand, and any of their respective current or former directors, officers or employees (and any person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons” and each such agreement, an “Indemnification Agreement”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to the Indemnified Persons as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Company and its Subsidiaries, as of the date of this Agreement. During such six-year period, such provisions of such Organizational Documents and the provisions of each Indemnification Agreement with respect to indemnification, exculpation and the advancement of expenses, may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable Law.

(b)          Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) indemnify and hold harmless, to the fullest extent permitted by applicable Law, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any actual or threatened Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director, officer, or employee of the Company or such Subsidiary or Affiliate; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or other Affiliates, or taken at the request of the Company or such Subsidiary or Affiliate (including in connection with serving at the request of the Company or such Subsidiary or Affiliate as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan), regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time); or (iii) the Merger or other transactions contemplated hereby, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, the Surviving Corporation shall advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding upon receipt of an undertaking by such Indemnified Person (which shall not require any security) to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified pursuant to the preceding sentence. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of, or relating to, such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by such Indemnified Person (which counsel will be reasonably acceptable to Parent), the fees and expenses of which shall be paid by the Surviving Corporation.

(c)         D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and the Surviving Corporation shall maintain in effect directors’ and officers’ liability, fiduciary liability and employment practices liability insurance (“D&O Insurance”) from an insurance carrier(s) with the same or better credit rating as the Company’s current directors’ and officers’ liability, fiduciary liability and employment practices liability insurance carrier(s) in respect of acts and omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions and limits) that are not less favorable to the insureds thereunder than the D&O Insurance in effect as of immediately prior to the Effective Time. In satisfying its obligations pursuant to the immediately preceding sentence of this Section 6.10(c), the Surviving Corporation will not be obligated to pay an aggregate annual cost in excess of 300% of the aggregate premium paid by the Company for such insurance in effect as of immediately prior to the Closing (such 300% amount, the “Maximum Amount”). If the aggregate annual cost of such insurance exceeds the Maximum Amount, then the Surviving Corporation shall obtain such insurance with the greatest coverage available for a cost not exceeding the Maximum Amount. In satisfaction of the foregoing obligations, prior to the Effective Time the Company may purchase (and, if the Company does not purchase prior to the Effective Time, then Parent may purchase) prepaid directors’ and officers’ liability, fiduciary liability and employment practices liability “tail” insurance from an insurance carrier(s) with the same or better credit rating as the Company’s current directors’ and officers’ liability, fiduciary liability and employment practices liability insurance carrier(s) in respect of acts and omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions and limits) that are not less favorable to the insureds thereunder than the D&O Insurance in effect as of immediately prior to the Effective Time so long as the aggregate cost for such “tail” insurance does not exceed the Maximum Amount. If the aggregate cost of such “tail” insurance exceeds the Maximum Amount, then the Company, or Parent, as the case may be, shall obtain “tail” insurance with the greatest coverage available for a cost not exceeding the Maximum Amount. If the Company (or Parent) elects to purchase such “tail” insurance prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” insurance in full force and effect for a period of no less than six (6) years after the Effective Time and continue to honor its obligations thereunder.

(d)          Successors and Assigns. If Parent, the Surviving Corporation, its Subsidiaries, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each case, proper provisions will be made to the extent such obligations are not otherwise assumed by operation of Law so that the successors and assigns of Parent, the Surviving Corporation, its Subsidiaries or any of their respective successors or assigns shall assume all of the obligations of Parent, the Surviving Corporation and its Subsidiaries set forth in this Section 6.10.

(e)         No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” insurance referred to in Section 6.10(c) (and their heirs and representatives), the “Other Indemnified Persons”) without the prior written consent of such affected Indemnified Person or Other Indemnified Person. Each of the Indemnified Persons or Other Indemnified Persons are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if a Party. The rights of the Indemnified Persons and Other Indemnified Persons pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Organizational Documents of the Company and its Subsidiaries; (ii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iii) applicable Law (whether at Law or in equity).

(f)          Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any Indemnified Persons or Other Indemnified Persons, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11        Employee Matters.

(a)          Acknowledgment. Parent hereby acknowledges and agrees that a “change of control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(b)          Existing Arrangements. From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) assume and honor all of the Employee Plans in accordance with their terms as in effect immediately prior to the Effective Time and, in good faith, interpret its provisions consistent with past practice.

(c)          Employment; Benefits. For a period of twelve (12) months following the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) maintain for the benefit of each Continuing Employee (i) a base salary or wage rate, as applicable, and short-term cash incentive opportunities, that are, in each case, no less favorable than those in effect for such Continuing Employee immediately before the Effective Time; (ii) severance and termination benefits that are no less favorable than those applicable to such Continuing Employee immediately before the Effective Time; and (iii) all other benefit or compensation plans, programs, policies, agreements or arrangements of the Surviving Corporation or any of its Subsidiaries (including nonqualified deferred compensation but excluding defined benefit pension, long-term, change in control, transaction-related, retention, and equity and equity-based compensation) at levels that are substantially comparable in the aggregate to those in effect for (or available to) such Continuing Employee under the Employee Plans as of immediately prior to the Effective Time. At the Effective Time, the Surviving Corporation shall grant incentive awards to certain Continuing Employees as set forth on Section 6.11(c) of the Company Disclosure Letter.

(d)          New Plans. With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or after the Effective Time (each such plans, a “New Plan”), Parent and its Subsidiaries (including the Surviving Corporation) shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting, entitlement to benefits and level of benefits where length of service is relevant (including for purposes of vacation accrual, equity or equity-based incentive compensation and severance entitlement or termination pay), except to the extent that it would result in duplication of compensation or benefits for the same period of service. In addition, and without limiting the generality of the foregoing, Parent and its Subsidiaries (including the Surviving Corporation) shall take reasonable best efforts to ensure (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Employee Plan (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, the Surviving Corporation and its Subsidiaries shall cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for the Continuing Employees and their covered dependents; (iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, the Surviving Corporation and its Subsidiaries shall cause any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plan ending on the date that Continuing Employees’ participation in the corresponding New Plan begins to be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iv) the Surviving Corporation and its Subsidiaries shall credit the accounts of the Continuing Employees under any New Plan that is a flexible spending account plan with any unused balances in the account of such Continuing Employees under the Old Plan that is a flexible spending account plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will not be forfeited on account of accrual limits or other forfeiture.

(e)          Annual Bonuses and Short-Term Incentives.

(i)         With respect to the annual or other short term cash incentive plans of the Company and its Subsidiaries (each, an “Incentive Plan”) for the 2026 fiscal year or other applicable 2026 performance period, Parent shall, or shall cause the Surviving Corporation or its Subsidiaries to, pay to each Continuing Employee who remains employed with Parent, the Surviving Corporation or their respective Affiliates through the date required by the applicable Incentive Plan, at the same time or times that the Company and its Subsidiaries typically paid annual bonuses in respect of such 2026 fiscal year to such Continuing Employees (or at the same time or times that such other short-term cash incentives were typically paid following past performance periods), a bonus or other short-term cash incentive, respectively, for such 2026 fiscal year or other applicable 2026 performance period (the “Cash Incentive Payment”) that is equal to the Cash Incentive Payment that such Continuing Employee is entitled to receive under the applicable Incentive Plan based on actual level of achievement of the applicable performance criteria for such 2026 fiscal year or other applicable 2026 performance period (as determined consistent with the Company’s past practice and after giving appropriate effect to the Transactions).

(f)         UK Pensions. Notwithstanding anything to the contrary herein, at any time prior to Closing, Parent may, with the prior written consent of Company (not to be unreasonably withheld, conditioned or delayed), be permitted to speak to any trustee of either UK DB Plan in order to discuss the impact of the Transactions on either UK DB Plan and/or any other matter relevant to either UK DB Plan (including the terms of any financial support in place for the UK DB Plan from time to time), provided that:

(i)          no such communication shall take place until the Company has had a reasonable opportunity to assess, in consultation with Parent and each of their respective advisers where required, the likely impact of the Transactions on the relevant UK DB Plan and has confirmed to Parent in writing that it is content for engagement with the relevant trustee(s) to commence;

(ii)         prior to any such communication, the Company and Parent shall agree in writing the scope of matters to be discussed and the key messages to be conveyed to the relevant trustee(s) and Parent shall not raise any matters or make any commitments outside of that agreed scope without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed);

(iii)         the Company shall:

(1)         be given reasonable prior notice of, and the opportunity to attend and participate in (including with its advisers), any meeting or call with the relevant trustee(s); and

(2)          be copied on all written communications between Parent (or its advisers) and such trustee(s), and any information to be shared with the relevant trustee(s) (whether orally or in writing) shall be subject to the Company’s prior review and approval (such approval not to be unreasonably withheld, conditioned or delayed).

(iv)        Neither Parent nor Company shall make, or give any indication that it is willing to make, any commitment, proposal or offer to the relevant trustee(s) (in respect of financial support or scheme funding or any other matter which Parent and Company have otherwise agreed to discuss with any trustee of either UK DB Plan pursuant to this Section 6.11(f)) without the prior written consent of the other Party (as applicable).

(g)        No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to: (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) constitute the adoption, amendment or modification of any Employee Plan or New Plan; or (iii) create any third party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof) or other Person who is not a Party to this Agreement.

6.12       Public Statements and Disclosure. The initial press release with respect to the execution of this Agreement shall be a joint press release in the form reasonably agreed to by the Parties, and following such initial press release, the Company and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice as is feasible); provided that no party shall be obligated to engage in such consultation with respect to communications (including communications directed to employees, suppliers, customers, partners, vendors or stockholders) that are consistent with public statements previously made in accordance with this Section 6.12; provided, further, that the restrictions set forth in this Section 6.12 shall not apply to any release or public statement (i) made or proposed to be made by the Company with respect to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change or any action taken pursuant thereto or (ii) in connection with any dispute between the parties regarding this Agreement or the Merger. Notwithstanding the foregoing, Parent, Merger Sub, the Principal Stockholders and their respective Affiliates may provide ordinary course communications regarding this Agreement and the Transactions to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

6.13       Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not make any commitments with respect to, or otherwise compromise or settle or agree to compromise or settle any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed), and shall consult with Parent in good faith with respect to any comments that Parent provides related to any supplemental disclosure in connection with Transaction Litigation. For purposes of this Section 6.13, “participate” means that the Company shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, but Parent shall not be afforded decision-making power or authority except with respect to the consent rights set forth in the immediately preceding sentence.

6.14       Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.15       Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.16     Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

6.17      Certain Arrangements. Without the prior consent of the Company Board (or a committee thereof, including the Special Committee), neither Parent, Merger Sub nor any of their respective Affiliates, directly or indirectly, shall have any formal or informal discussions with respect to, or enter into any agreement, arrangement or understanding (in each case, whether oral or written), or authorize, commit or agree to enter into any agreement, arrangement or understanding (in each case, whether oral or written), described in Section 4.13 of this Agreement.

6.18       FIRPTA Certificate. At or prior to the Closing, the Company shall use commercially reasonable efforts to deliver to Parent (i) a certification from the Company meeting the requirements of Treasury Regulations Section 1.1445-2(c)(3), and (ii) a notice of such certification to the Internal Revenue Service pursuant to Treasury Regulations Section 1.897-2(h)(2), in each case, in form and substance reasonably satisfactory to Parent, duly signed by a responsible corporate officer of the Company; provided, however, that the sole remedy for failure to deliver such forms or certificate shall be that Payment Agent, Parent, the Company, the Surviving Corporation and each of their respective Affiliates and agents shall deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of the Company such amounts as are required to be deducted or withheld therefrom pursuant to any applicable Law.

ARTICLE VII
CONDITIONS TO THE MERGER

7.1        Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)         Requisite Stockholder Approval. The Company’s receipt of the Requisite Stockholder Approval shall have been obtained.

(b)         Regulatory Clearances. (i) The waiting periods applicable to the Transactions pursuant to the HSR Act will have expired or otherwise been terminated and (ii) the approvals, clearances or expirations of waiting periods set forth in Section 7.1(b) of the Company Disclosure Letter will have occurred or been obtained (as applicable).

(c)        No Prohibitive Laws or Injunctions. No Law or Order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction shall have been enacted, entered or promulgated and be continuing in effect, in each case that prohibits, enjoins or otherwise makes illegal the consummation of the Merger.

(d)          Security Clearances. The CSA Approval shall have been obtained in accordance with Section 6.2(b).

7.2         Conditions to the Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction (or waiver by Parent where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)         Representations and Warranties. (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1, Section 3.3, Section 3.7(c) (solely with respect to the Subsidiaries of the Company), and Section 3.26 shall be true and correct in all material respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects only as of such specified date), (ii) the representations and warranties of the Company set forth in Section 3.7(a), Section 3.7(b) (other than the last sentence thereof) and Section 3.7(c) (excluding the last sentence thereof and otherwise solely with respect to the Company) shall be true and correct in all respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects only as of such specified date), except for any de minimis inaccuracies, (iii) the representations and warranties of the Company set forth in Section 3.12(b) shall be true and correct in all respects on the Closing Date as if made on the Closing Date, and (iv) the other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b)        Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c)         No Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred.

(d)          Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

7.3         Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)        Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” or words of similar import) as of the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay, or have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Transactions (a “Parent Material Adverse Effect”).

(b)       Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have each performed or complied in all material respects with all covenants and agreements required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c)          Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

8.1         Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)        Mutual Consent. At any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b)         Order. By either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any permanent Order issued by any court of competent jurisdiction preventing the consummation of the Merger is in effect that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule or regulation has been enacted, entered or enforced by a Governmental Authority in a jurisdiction in which the Company has material business operations, which statute, rule or regulation prohibits, makes illegal or enjoins the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the issuance of such permanent injunction or other final and non-appealable Order, or statute, rule or regulation was primarily due to the failure of such Party (treating Parent and Merger Sub as one party for this purpose) to perform any of its obligations under this Agreement;

(c)         Termination Date. By either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., New York City time, on November 2, 2026 (the “Termination Date”); provided, however, that if as of the Termination Date any of the conditions set forth in Section 7.1(c) (solely to the extent such condition has not been satisfied due to an Order arising under any Antitrust Law, Foreign Investment Law or FSR Law) or Section 7.1(b) shall not have been satisfied or waived, the Termination Date shall be automatically extended until 11:59 p.m., New York City time, on February 2, 2027, and such date, as so extended, shall be the Termination Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to a Party (treating Parent and Merger Sub as one party for this purpose) if the failure of the Merger to be consummated prior to the Termination Date was primarily due to the failure of such Party (treating Parent and Merger Sub as one party for this purpose) to perform any of its obligations under this Agreement;

(d)        Requisite Stockholder Approval. By either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger;

(e)        Company Breach. By Parent, if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or (b) if the Closing were to then occur, except that if such breach is capable of being cured prior to the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 45 calendar days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured on or prior to the last day of such 45 calendar day period; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.3(a) or (b);

(f)          Company Board Recommendation Change. By Parent at any time prior to the Company’s receipt of the Requisite Stockholder Approval, if the Company Board (or a committee thereof, including the Special Committee) has effected a Company Board Recommendation Change;

(g)         Parent or Merger Sub Breach. By the Company, if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or (b) if the Closing were to occur, except that if such breach is capable of being cured prior to the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 45 calendar days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured on or prior to the last day of such 45 calendar day period; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.2(a) or (b);

(h)         Superior Proposal. By the Company, at any time prior to receiving the Requisite Stockholder Approval if (i) the Company has received a Superior Proposal and (ii) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal in compliance with Section 5.3(d)(ii); provided that a termination pursuant to this Section 8.1(h) shall not be effective unless the Company has paid, or has caused to be paid, to Parent the Company Termination Fee prior to or substantially concurrently with such termination in accordance with Section 8.3(b)(iii); provided, further, that the Company shall have the right to terminate this Agreement pursuant to this Section 8.1(h) only if (x) the Company has performed and complied with all of its obligations set forth in Section 5.3(d)(ii) in all material respects and (y) the Superior Proposal referenced in the foregoing clause (i) did not result from a material breach of Section 5.3(a); or

(i)         Parent Failure to Close. By the Company, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 are satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which would be satisfied if there were a Closing on such termination date), (ii) the Company has irrevocably notified Parent in writing three (3) Business Days prior to such termination that (A) it is ready, willing and able to consummate the Merger from the date the Closing should have occurred pursuant to Section 2.3 through any such termination, (B) it intends to terminate this Agreement pursuant to this Section 8.1(i) if Parent and Merger Sub fail to consummate the Merger on the date required pursuant to Section 2.3; and (iii) Parent and Merger Sub fail to consummate the Merger within two (2) Business Days of the date by which the Closing is required to have occurred pursuant to Section 2.3.

8.2         Manner and Notice of Termination; Effect of Termination.

(a)        Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b)        Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will become void and of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate or Representative of such Party) to the other Parties, as applicable, except that Section 6.6(e), Section 6.6(f), this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement. Notwithstanding the foregoing but subject to Section 8.3(e), nothing in this Agreement will relieve any Party from any liability for any fraud or Willful and Material Breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, any applicable clean team or similar arrangement, the Guarantee or the Financing Letters, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3          Fees and Expenses.

(a)         General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. Notwithstanding the foregoing, (i) Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Payment Agent and (ii) except as set forth in Section 2.9(e), Parent shall pay or cause to be paid all transfer, real property transfer, stamp and documentary Taxes, or other similar Taxes, imposed on the Company and its Subsidiaries as a result of the Merger.

(b)          Company Payments.

(i)          If (A) this Agreement is validly terminated pursuant to Section 8.1(d) (Requisite Stockholder Approval) or Section 8.1(e) (Company Breach); (B) following the execution and delivery of this Agreement and prior to such termination of this Agreement, any Person shall have publicly announced an Acquisition Proposal, or an Acquisition Proposal shall have become known to the Company Board (or a committee thereof, including the Special Committee), and (I) in the case of a termination pursuant to Section 8.1(d), such Acquisition Proposal was not withdrawn or otherwise abandoned at least five (5) Business Days prior to the Company Stockholder Meeting or (II) in the case of a termination pursuant to Section 8.1(e), the breach giving rise to such termination occurred after the time that such Acquisition Proposal shall have become known to the Company Board (or a committee thereof) and prior to the time that such Acquisition Proposal was withdrawn or otherwise abandoned; and (C) within twelve (12) months following such termination of this Agreement, the Company or any Subsidiary thereof enters into a definitive agreement with respect to, or consummates, an Acquisition Transaction, then the Company shall promptly pay, or cause to be paid, to Parent an amount in cash equal to the Company Termination Fee, which payment shall be made within two (2) Business Days of the earliest to occur of (x) the entry by the Company into any definitive agreement with respect to any such Acquisition Transaction or (y) the consummation of any such Acquisition Transaction. The Company shall pay the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii)       If this Agreement is validly terminated pursuant to Section 8.1(f) (Company Board Recommendation Change), then the Company must promptly (and in any event within three (3) Business Days) following such termination pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)        If this Agreement is validly terminated pursuant to Section 8.1(h) (Superior Proposal), then the Company must prior to or substantially concurrently with such termination, and as a condition to effect such termination, pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c)          Parent Termination Fee. If this Agreement is validly terminated (i) by the Company pursuant to Section 8.1(g) (Parent or Merger Sub Breach) or Section 8.1(i) (Parent Failure to Close), then Parent shall promptly (and in any event within three (3) Business Days after such termination) pay the Company a termination fee of $270,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d)          Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee and the Reimbursement Obligations, in each case, on more than one occasion, whether or not the Company Termination Fee or Parent Termination Fee and Reimbursement Obligations, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)          Sole Remedy.

(i)        Notwithstanding anything to the contrary set forth in this Agreement (including this Article VIII), the Company’s right to (i) enforce its rights under the Confidentiality Agreement and the Voting Agreements, (ii) terminate this Agreement and seek payment of the Parent Termination Fee and, if applicable, payment of the Reimbursement Obligations and Enforcement Costs, in each case, solely in accordance with the provisions of, and subject to the limitations set forth in this Agreement and the Guarantee and (iii) the right to seek specific performance in accordance with, and subject to the limitations set forth in, Section 9.8(b) and the Equity Commitment Letter shall constitute the sole and exclusive remedies of the Company and the former, current and future direct or indirect holders of any equity, partnership or limited liability company interests, controlling persons, directors, officers, employees, agents, attorneys, Affiliates (other than the Company), Representatives, members, managers, general or limited partners, stockholders, trustees or assignees of each of the Company and its respective Affiliates, and any future direct or indirect holders of any equity, partnership or limited liability company interests, controlling persons, Affiliates, Representatives, members, managers, general or limited partners, stockholders, trustees or assigns of any of the foregoing (collectively, the “Company Related Parties”) against (A) Parent and its Affiliates (including Merger Sub) or the Guarantor and its Affiliates; (B) the former, current and future direct or indirect holders of any equity, partnership or limited liability company interests, controlling persons, directors, officers, employees, agents, attorneys, Affiliates (other than Parent, Merger Sub or Guarantors), Representatives, members, managers, general or limited partners, stockholders, trustees or assignees of each of Parent, Guarantors and each of their respective Affiliates, and any future direct or indirect holders of any equity, partnership or limited liability company interests, controlling persons, Affiliates, Representatives, members, managers, general or limited partners, stockholders, trustees or assigns of any of the foregoing (collectively, the “Parent Related Parties”); and (C) the Financing Related Persons, in each case of clauses (A) through (C), in respect of this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Guarantee) and the transactions contemplated hereby and thereby, and neither the Company nor the Company Related Parties may seek to recover (or obtain) any damages or otherwise seek (or obtain) any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise. Upon payment of the Parent Termination Fee and, if applicable, the Reimbursement Obligations and Enforcement Costs (subject to the Cap (as defined in the Guarantee)), none of the Parent Related Parties or the Financing Related Persons will have any further liability or obligation to the Company or the Company Related Parties relating to or arising out of this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Guarantee) or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement). The Parties acknowledge and agree that, while the Company may pursue a grant of specific performance in accordance with Section 9.8 and payment of the Parent Termination Fee, in no event shall the Company be entitled to obtain both (x) a grant of specific performance pursuant to Section 9.8 that results in the Closing occurring and (y) payment of the Parent Termination Fee or the Reimbursement Obligations in accordance with this Section 8.3(e). The Parent Related Parties and the Financing Related Persons are intended third party beneficiaries of this Section 8.3(e)(i). The amount of the Parent Termination Fee, plus any amounts owed by Parent under Section 8.3(f), plus the Reimbursement Obligations, shall be the maximum aggregate liability of Parent and Merger Sub hereunder (and of Guarantor under the Guarantee); provided that, in no event shall such amount exceed the Cap (as defined in the Guarantee).

(ii)         Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 8.3(b), and, if applicable, any Enforcement Costs, shall be the sole and exclusive remedy of the Parent Related Parties against the Company and Company Related Parties in any circumstance in which Parent accepts payment of the Company Termination Fee, and none of the Company Related Parties shall have any further liability or obligation relating to, arising out of, or in connection with, this Agreement or the Transactions; provided, however, that (i) nothing in this Section 8.3(e)(ii) shall limit the rights of Parent or Merger Sub in the case of fraud or Willful and Material Breach and (ii) in the event that Parent or any Parent Related Parties previously obtained payment by the Company for, or became entitled to, any damages arising in connection with this Agreement or any agreement executed in connection herewith and thereafter become entitled to a Company Termination Fee pursuant to Section 8.3(b)(i), then the amount of the Company Termination Fee shall decreased by the amount of such damages.

(f)           Acknowledgments. The Parties acknowledge that (i) the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without Section 8.3(b), Parent would not have entered into this Agreement and that, without Section 8.3(c), the Company would not have entered into this Agreement and (ii) the Company Termination Fee and the Parent Termination Fee, in each case, is not a penalty, but is liquidated damages, in a reasonable amount that will compensation Parent or the Company, as applicable, in the circumstances which such fees are payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 8.3, the Company or Parent, as applicable, shall pay to Parent or the Company, respectively, all fees, costs and expenses actually incurred (including attorneys’ fees, costs and expenses) in connection with collection under and enforcement of this Section 8.3, together with interest on such amount and the Company Termination Fee or the Parent Termination Fee, as applicable, at a rate per annum equal to the “prime rate” at large United States money center banks in effect on the date such payment was required to be made (as published by The Wall Street Journal) through the date such payment was actually received (the “Enforcement Costs”).

8.4       Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time only by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5         Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that Parent and Merger Sub shall be deemed a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

ARTICLE IX
GENERAL PROVISIONS

9.1       Survival of Representations, Warranties and Covenants. Other than Section 3.28 and Section 4.17, the representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants that by their terms require performance following the Effective Time shall survive the Effective Time in accordance with their respective terms or until fully performed.

9.2        Notices. All notices and other communications hereunder must be in writing and, subject to the first sentence of the following paragraph, will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by electronic mail or by hand (in the case of email, to the extent that no “bounce back”, “out of office” or similar message indicating non-delivery is returned with respect to each of the intended recipients), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

Gaia Purchaser, Inc.
32 Avenue of the Americas
New York, NY 10013
Attention: ***
E-mail: ***

with a copy (which will not constitute notice) to:

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attn:	Tad Freese
Ian Nussbaum
Sean Parish
Seth Gottlieb

Email:	Tad.Freese@lw.com
Ian.Nussbaum@lw.com
Sean.Parish@lw.com
Seth.Gottlieb@lw.com

(b)	if to the Company (prior to the Effective Time) to:

Global Business Travel Group, Inc.
666 Third Avenue, 4th Floor
New York, NY 10172
Attn:	***
Email:	***

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attn:	Daniel Wolf, P.C.
David M. Klein, P.C.
Brian H. Junquera
Email:	daniel.wolf@kirkland.com
dklein@kirkland.com
brian.junquera@kirkland.com

with a copy (which will not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 1000
Attn:	Peter D. Serating
Thaddeus P. Hartmann
Max A. Troper
Email:	Peter.Serating@skadden.com
Thaddeus.Hartmann@skadden.com
Max.Troper@skadden.com

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3         Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties; provided that Parent may assign any of its rights, interests or obligations under this Agreement to any of its Affiliates and Parent may assign pursuant to a collateral assignment any of its rights under this Agreement to any of its Financing Sources as collateral security for the Debt Financing. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4         Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Long Lake Management Holdings Inc. and the Company have previously executed the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by the terms and conditions of the Confidentiality Agreement as if they were parties thereto. Notwithstanding anything to the contrary set forth therein or herein or the Confidentiality Agreement, Parent and Merger Sub will be permitted to disclose, without the prior written consent of the Company or the Company Board (or any committee thereof), any information subject to the Confidentiality Agreement and is of the type that is customarily disclosed to prospective lenders or bondholders in broadly syndicated debt financings of the type contemplated by the Debt Commitment Letter to any Financing Sources or prospective Financing Sources and other financial institutions and investors that are or may become parties to the Financing and to any underwriters, initial purchasers or placement agents in connection with the Financing (and, in each case, to their respective counsel and auditors) so long as such Persons agree to be bound by, or are subject to, confidentiality provisions substantially similar to (and no less restrictive in any material respect than) those in the Confidentiality Agreement, in each case, as if parties thereto; provided that the prior written consent of the Special Committee shall be required prior to any disclosure to any Person that is known by Parent to be a shareholder of the Company (other than any such shareholder for which permission to disclose has already been granted).

9.5      Entire Agreement. This Agreement and the Confidentiality Agreement, the Company Disclosure Letter, the Voting Agreements, the Guarantee and the Financing Letters and such other documents and instruments and other agreements among the Parties as contemplated by or referred to herein, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement or the Voting Agreements; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Company Disclosure Letter shall not be deemed a part of this Agreement as provided in Section 268(b) of the DGCL.

9.6        Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.10, (b) if the Closing occurs, for the right of the holders of Company Common Stock, Company Options, Company RSUs or Company PSUs to receive the Per Share Price and the Equity Award Consideration, respectively, in each case after the Effective Time, (c) as set forth in or contemplated by Section 8.3(e), (d) as set forth in Section 9.12, (e) the Financing Related Persons shall be intended third party beneficiaries of, and may enforce, the Lender Protective Provisions and (f) each of the successors, legal representatives, and permitted assigns of the foregoing persons set forth in clauses (a) through (e), but only to the extent provided in the foregoing clauses.

9.7         Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8          Remedies.

(a)          Remedies Cumulative. Except as otherwise provided herein (including Section 8.3(e)), any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although a Party may pursue both a grant of specific performance and monetary damages, under no circumstances will such Party be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including the Parent Termination Fee and the Reimbursement Obligations or the Company Termination Fee and any monetary damages in lieu of specific performance).

(b)          Specific Performance.

(i)         Subject to Section 8.3(e) and Section 9.8(b)(ii), the Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (C) neither the ability of either Party to recover damages for fraud or any Willful and Material Breach of this Agreement are intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. Subject to Section 8.3(e) and Section 9.8(b)(ii), the Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. Subject to Section 8.3(e) and Section 9.8(b)(ii), the Parties further agree that (x) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.8 prior to, or as a condition to, exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(ii)        Notwithstanding anything in this Agreement to the contrary (including Section 9.8(b)(i)), the Company shall be entitled to enforce specifically Parent and Merger Sub’s obligation to consummate the Transactions and Guarantors’ obligation to provide the Equity Financing if, and only if, (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (B) the Company has irrevocably notified Parent in writing that it is ready, willing and able to consummate the Merger if specific performance is granted and the Debt Financing is funded, (C) the Debt Financing has been funded or will be funded at the Closing (in each case, in accordance with the terms and conditions thereof) (for the avoidance of doubt, if the Debt Financing has not been funded and will not be funded at the Closing for any reason the Company shall not be entitled to enforce the Parent and Merger Sub's obligation to consummate the Transactions and Guarantors’ obligation to provide the Equity Financing pursuant to this Section 9.8(b)(ii)) and (D) the Merger has not been consummated in accordance with Section 2.3.

9.9      Governing Law. Subject to Section 9.14, this Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws, including any statutes of limitations, of any jurisdiction other than the State of Delaware.

9.10       Consent to Jurisdiction. Subject to Section 9.14, each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger or the Guarantee, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Guarantee, the Financing Letters or the transactions contemplated hereby or thereby; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement, the Guarantee, the Financing Letters or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding relating to this Agreement, the Guarantee, the Financing Letters or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.11      WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE GUARANTEE, THE FINANCING LETTERS OR THE FINANCING. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12       No Recourse. This Agreement may only be enforced against, and any obligations, liabilities, or Legal Proceedings that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto in the preamble to this Agreement or, if applicable, their successors and assigns (the “Contracting Parties”), and no Company Related Parties or Parent Related Parties shall have any liability for any such obligations, liabilities or Legal Proceedings or for any Legal Proceeding (whether in tort, contract or otherwise, including under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or other Environmental Laws) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Each Contracting Party hereby (a) waives and releases all such claims, causes of action, obligations and other liabilities against any Company Related Parties or Parent Related Parties with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to, this Agreement. It is expressly agreed that the Company Related Parties and the Parent Related Parties shall be third party beneficiaries of this Section 9.12. Notwithstanding anything to the contrary in this Section 9.12 or elsewhere in this Agreement, nothing shall limit, restrict or otherwise affect any claim, liability, right, remedy or recovery against a Person specifically names as a party to (or third beneficiary of) any agreement other than this Agreement entered in connection with the Transactions.

9.13       Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed under this Agreement, nor shall such information be deemed to establish a standard of materiality. Notwithstanding anything to the contrary in this Agreement, the Company Disclosure Letter and any exhibits and schedules referred to in this Agreement are “facts ascertainable” (as such term is used in Section 251(b) of the DGCL) but, solely for purposes of Sections 147 and 251 of the DGCL, are not a part of, and do not form a part of, this Agreement.

9.14      Financing Sources. Notwithstanding anything in this Agreement to the contrary (but in all cases subject to and without in any way limiting the rights, remedies and claims of Parent and its Affiliates under or pursuant to any commitment letter or any other agreement entered into with respect to the Debt Financing or Preferred Equity Financing), each of the parties to this Agreement on behalf of itself and each of its Affiliates hereby: (a) agrees that any legal action involving the Financing Related Persons (whether in law or in equity, whether in contract or in tort or otherwise) arising out of or relating to this Agreement, the Debt Financing, Preferred Equity Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be governed by, and construed in accordance with, the Laws of the State of New York and shall be subject to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York located in the City and County of New York or, if that court does not have subject matter jurisdiction, in any New York state court located in the City and County of New York, and any appellate court thereof (each such court, the “Subject Courts”) and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise), against the Financing Related Persons in any way arising out of or relating to this Agreement, the Debt Financing, the Preferred Equity Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable legal requirements trial by jury in any legal action brought against the Financing Related Persons in any way arising out of or relating to this Agreement, the Debt Financing, the Preferred Equity Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) notwithstanding anything to the contrary herein, agrees that none of the Financing Related Persons will have any liability to the Company or its Affiliates relating to or arising out of this Agreement, the Debt Financing, the Preferred Equity Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Company or its Affiliates shall bring or support any legal action, including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Related Persons relating to or in any way arising out of this Agreement, the Debt Financing, the Preferred Equity Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Financing Related Persons or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, (g) agrees that none of the Financing Related Persons shall have any liability for any indirect, special, punitive, exemplary or consequential damages (including any loss of profits, business or anticipated savings) in connection with this Agreement, the Financing Letters, the Debt Financing Documents, the Debt Financing, the Preferred Equity Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and (h) agrees that the Lender Protective Provisions (and, solely as they relate to such Lender Protective Provisions, the definitions of any terms used in such Lender Protective Provisions) may not be amended, waived or otherwise modified in any manner that adversely affects any Financing Related Person without the prior written consent of the Debt Financing Sources and the Preferred Equity Financing Sources, as applicable, that would be adversely affected.

9.15       Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

GAIA PURCHASER, INC.

By:	/s/ Kyle Doppelt
	Name:	Kyle Doppelt
	Title:	Secretary and Treasurer

GAIA MERGER SUB, INC.

By:	/s/ Kyle Doppelt
	Name:	Kyle Doppelt
	Title:	Secretary and Treasurer

GLOBAL BUSINESS TRAVEL GROUP, INC.

By:	/s/ Eric J. Bock
	Name:	Eric J. Bock
	Title:	Chief Legal Officer and Global Head of Mergers and Acquisitions

[Signature Page to Agreement and Plan of Merger]